KLONDEX MINES LTD.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2013

March 31, 2014

GENERAL MATTERS

References to the Corporation

Unless otherwise indicated or the context otherwise indicates, use of the terms "Corporation" and "Klondex" in this annual information form ("AIF") refers to Klondex Mines Ltd. and its subsidiaries, or other entities controlled by them, on a consolidated basis.

Financial Information

Unless otherwise indicated, all financial information in this AIF is prepared in accordance with International Financial Reporting Standards ("IFRS").

Currency References and Exchange Rate Information

This AIF contains references to the Canadian dollar and the United States dollar. The Corporation's reporting currency is Canadian dollars. The Corporation's costs are incurred principally in Canadian dollars and United States dollars. Unless otherwise indicated, all references to "$" or "C$" or "dollars" in this AIF are references to Canadian dollars. United States dollars are referred to as "US$". As at March 31, 2014, the noon spot rate of exchange between the United States dollar and the Canadian dollar as reported by the Bank of Canada was US$1.00 = C$1.1053 or C$1.00 = US$0.9047.

Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Kilograms	2.205	= pounds
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

CAUTIONARY NOTE REGARDING TECHNICAL INFORMATION AND FORWARD-LOOKING INFORMATION

This AIF contains "forward-looking information" within the meaning of Canadian securities legislation. All forward-looking information contained in this AIF is given as of the date hereof.

In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors which may cause the Corporation's actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, particularly as it relates to the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of Mineral Resources and Mineral Reserves (each as defined according to the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves), the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Key assumptions upon which the Corporation's forward-looking information is based include the following: estimated prices for gold and silver; the Corporation being able to secure new financing to continue its exploration, development and operational activities; the timing and amount of estimated future production and costs of production; currency exchange rates; the ability of the Corporation to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which the Corporation operates; the Corporation being able to achieve its growth strategy; the Corporation's operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Project (as hereinafter defined) and the Midas Project (as hereinafter defined).

These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information or the assumptions on which the Corporation's forward-looking information is based. Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading "Risk Factors" and elsewhere herein for a discussion of the factors that could cause the Corporation's actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. Readers are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that readers consult the more complete discussion of the Corporation's business, financial condition and prospects that is included in this AIF. The forward-looking information contained in this AIF is given as of the date hereof and, accordingly, is subject to change after such date.

Although the Corporation believes that the assumptions on which the forward-looking information are made are reasonable, based on the information available to the Corporation on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Corporation does not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this AIF is expressly qualified by this cautionary statement.

A production decision at the Midas Project was made by prior owners of the Midas Project, prior to the acquisition of the Midas Project by the Corporation. To the knowledge of the Corporation, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 (as hereinafter defined), but was based on internal studies conducted by the prior owner of the project. The Corporation has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

TECHNICAL INFORMATION

The scientific and technical information contained in this AIF relating to the Corporation's Fire Creek Project up to August 31, 2013 is derived from the technical report titled "Technical Report (Amended) Fire Creek Exploration Project, Lander County, Nevada", filed on SEDAR on November 14, 2013 (with an effective date of August 31, 2013) (the "Fire Creek Technical Report"). The Fire Creek Technical Report was prepared by Mark Odell, P.E., Principal Engineer, Practical Mining LLC, Karl Swanson, Independent Mining & Geological Consultant, SME, MAusIMM, and Michele White, Geologic Consultant, CPG #11252 AIPG, All One River GIS.

The scientific and technical information contained in this AIF relating to the Corporation's Midas Mine (as hereinafter defined) up to January 31, 2014 is derived from the technical report titled "Technical Report for the Midas Mine and Mill, Elko County, Nevada", filed on SEDAR on March 31, 2014 (with an effective date of January 31, 2014) (the "Midas Technical Report"). The Midas Technical Report was prepared by Mark Odell, P.E., Principal Engineer, Practical Mining LLC, Nevada License 13708, Michele White, Geologic Consultant, CPG, All One River GIS, AIPG No. 11252, Adam Knight, P.E., Practical Mining LLC, Nevada License 15796 and Karl Swanson, Independent Mining & Geological Consultant, SME, MAusIMM.

The Fire Creek Technical Report and the Midas Technical Report are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Fire Creek Technical Report and the Midas Technical Report, which have been filed with Canadian securities regulatory authorities pursuant to National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and are available for review under the Corporation's profile on SEDAR at www.sedar.com. The Fire Creek Technical Report and the Midas Technical Report are not and shall not be deemed to be incorporated by reference in this AIF.

All scientific or technical information relating to the Fire Creek Project subsequent to August 31, 2013 has been prepared by or under the supervision of Mark Odell who is a "qualified person" for the purposes of NI 43-101 and Mark Odell has approved the disclosure of scientific and technical information contained in this AIF relating to the Fire Creek Project subsequent to August 31, 2013.

All scientific or technical information relating to the Midas Project subsequent to January 31, 2014 has been prepared by or under the supervision of Mark Odell who is a "qualified person" for the purposes of NI 43-101 and Mark Odell has approved the disclosure of scientific and technical information contained in this AIF relating to the Midas Project subsequent to January 31, 2014.

CORPORATE STRUCTURE

Name and Incorporation

The Corporation was incorporated under the name Attila Resources Ltd. by memorandum (the "Memorandum") dated August 25, 1971 under the Company Act (British Columbia). The Memorandum was amended on October 28, 1974 to change the name of the Corporation to Klondex Mines Ltd. and on June 6, 1988 to consolidate the authorized capital on the basis of five previously issued common shares of the Corporation ("Common Shares") for one new Common Share and to increase the authorized capital to 20,000,000 Common Shares without par value. On April 16, 2004, the Corporation transitioned to the Business Corporations Act (British Columbia) by filing notice of articles (the "Articles") which were amended on October 6, 2005 to alter the authorized capital to an unlimited number of Common Shares without par value.

The head office of the Corporation is located at Suite 304, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The registered office of the Corporation is 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8. The Corporation is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Newfoundland & Labrador and Prince Edward Island. The Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "KDX".

Subsidiaries

The following organizational chart sets out all of the subsidiaries of the Corporation, their jurisdictions of incorporation and the percentage of voting securities beneficially owned or controlled by the Corporation:

GENERAL DEVELOPMENT OF THE BUSINESS

Summary Description of the Business

The Corporation is engaged in the acquisition, exploration and development of mineral resources with the current focus being gold in the state of Nevada in the U.S.A. The Corporation holds mineral interests covering the Fire Creek project located in Lander County, Nevada (the "Fire Creek Project") and the Midas mine (the "Midas Mine") and ore milling facility located in Nevada (together with the Midas Mine, the "Midas Project" or "Midas"). These properties are situated along the Northern Nevada Rift ("NNR") in North Central Nevada.

Three Year History

2011 Highlights

In February 2011, Klondex received approval for a Water Pollution Control Permit for the Fire Creek Project. The permit authorized the construction and operation of approved mining facilities in Lander County, Nevada, USA and was issued by the Nevada Division of Environmental Protection with an effective date of March 1, 2011.

In April 2011, the Corporation secured a US$20 million gold-backed debt facility (the "Waterton Debt Facility") for its wholly-owned subsidiary, Klondex Gold & Silver Mining Company ("KGS") to fund an underground development and bulk sampling program at the Fire Creek Project. The Waterton Debt Facility was funded by Waterton Global Value, L.P. ("Waterton"). The Waterton Debt Facility bore interest at 9% per annum and allowed for three permitted drawdowns, commencing with a drawdown of US$10,000,000 at closing and two subsequent drawdowns of US$5,000,000 each, conditioned on the achievement of certain development milestones. In addition to the initial drawdown at closing, on October 5, 2011, the Corporation drew down US$5,000,000 to fund continued exploration and development at the Fire Creek Project. The Waterton Debt Facility has since been repaid in full.

In connection with the Waterton Debt Facility, the Corporation entered into a gold supply agreement with Waterton dated March 31, 2011, as amended and restated October 4, 2011 (the "Gold Supply Agreement"). Pursuant to the Gold Supply Agreement, the Corporation granted Waterton the right to purchase refined bullion (as defined in the Gold Supply Agreement) produced from the Fire Creek Project for the period commencing February 28, 2013 and ending February 28, 2018, subject to adjustment (the "Term"). If the Corporation has not delivered an aggregate minimum of 150,000 ounces of refined bullion during the first four years prior to the end of the Term, the Term will be extended until an aggregate of 185,000 ounces of refined bullion has been delivered (including any refined bullion delivered during the original Term) to Waterton. Under the Gold Supply Agreement, in the event that Waterton exercised its right to purchase refined bullion during the period of February 28, 2013 to May 31, 2013, the purchase price per ounce payable by Waterton was to be the purchase price per ounce of the last settlement price of gold on the London Bullion Market Association (the "LMBA") PM Fix on the last trading day prior to the date Waterton provides notice to the Corporation that it intended to exercise its purchase right (the "Pricing Date") less a 1% discount. In the event that Waterton exercises its right to purchase refined bullion during the period following May 31, 2013 and before February 28, 2016, the purchase price per ounce payable by Waterton is the average settlement price of gold on the LMBA PM Fix for the 30 trading days immediately preceding the applicable Pricing Date (the "Average Price") less a 1% discount; provided that in each case, if such price per ounce is less than US$900 the discount will be nil. In addition, in the event that Waterton exercises its right to purchase refined bullion after February 28, 2016, the purchase price per ounce will be the Average Price immediately preceding the applicable Pricing Date, without any discount.

At closing of the Waterton Debt Facility and on the subsequent drawdown, KGS paid a structuring fee of 1% of the aggregate amount of the Waterton Debt Facility and the drawdown, respectively. Waterton received non-transferable warrants to purchase 1,400,000 Common Shares at $3.99 per Common Share (the "First Tranche Warrants") with an expiration date of April 6, 2015. On August 5, 2011, the exercise price of the 1,400,000 unlisted First Tranche Warrants was reduced to $2.76 per Common Share as consideration for Waterton agreeing to waive certain defaults under the Waterton Debt Facility. Upon the subsequent drawdown under the Waterton Debt Facility, on October 4, 2011, Waterton received an additional 300,000 warrants to purchase Common Shares at an exercise price equal to $2.49 which expire on October 4, 2015.

In April 2011, underground development commenced at the Fire Creek Project for the purpose of obtaining a bulk sample for metallurgical testing.

In June 2011, K2 Principal Fund L.P. ("K2"), which at the time owned approximately 8% of the then issued and outstanding Common Shares, launched a proxy contest against management of the Corporation by proposing, among other things, a new slate of directors. On June 30, 2011, the Corporation and K2 entered into a settlement agreement that terminated the proxy contest on mutually agreeable terms, including the constitution of a new board of directors comprised of three representatives of the management nominees and three members of K2's slate. At the subsequent meeting of the board of directors of the Corporation (the "Board"), an additional independent director was appointed to the Board.

On November 29, 2011, the Corporation completed a marketed public offering by way of a short form prospectus (the "2011 Offering") of 8,400,000 units at a price of $2.50 per unit. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire one Common Share at a price of $3.50 for a period of 24 months ending on November 29, 2013. An additional 1,001,400 Common Shares and 630,000 warrants were issued in connection with the partial exercise of an over-allotment option granted to the underwriters (in this paragraph, the "Over-Allotment Option"). The aggregate gross proceeds from the 2011 Offering (including the proceeds resulting from the exercise of the Over-Allotment Option) totaled $23,532,463. The net proceeds of the 2011 Offering were used for the development of the Fire Creek Project and for ongoing operating and working capital requirements.

2012 Highlights

In June 2012, seven new independent directors were elected at the annual general meeting of shareholders of the Corporation, to serve as directors for the ensuing year. The following month, William Matlack and Blair Schultz were named Interim CEO and Chairman, respectively. Mr. Matlack replaced Blane Wilson, who resigned as President and CEO.

In July 2012, the Corporation adopted a revised operating plan for the Fire Creek Project. After a thorough internal review of operations at the Fire Creek Project, the Corporation decided to defer commencement of the bulk sample program and to focus efforts on further exploration and advancement of the Fire Creek mineral resource model and geology.

On September 13, 2012, Paul Andre Huet was appointed President and Chief Executive Officer of the Corporation, replacing William Matlack, who remained a director of the Corporation. Mr. Huet was also appointed as a director of the Corporation. Mr. Huet brought over 25 years of valuable experience in high-grade mining to the Corporation and the Fire Creek Project. Prior to joining the Corporation, Mr. Huet had served as General Manager at the Hollister mine for five years, leading the team in building and permitting the operation. Mr. Huet was also previously the Mine Manager at the Midas Mine (as hereinafter defined) when it was under the ownership of Newmont Mining Corporation ("Newmont"), and served in several roles during his seven-year tenure. Mr. Huet also previously served as the Chief Operating Officer of Premier Gold Mines Limited, where he oversaw their gold projects, including the Cove and Saddle projects in Nevada and the narrow, high-grade Hardrock project located in northern Ontario.

On November 19, 2012, Klondex expanded its operating management team with the appointment of Michael Doolin as General Manager of the Fire Creek Project and Sid Tolbert as Mine Superintendent of the Fire Creek Project, both of whom brought extensive mining experience to the Corporation.

On November 20, 2012, the Corporation completed a private placement financing on a fully-marketing best efforts basis (the "2012 Offering") of 16,984,046 units ("2012 Units"), including 2012 Units issued pursuant to the exercise of an option granted to the agents, at a price of $1.35 per 2012 Unit, for aggregate gross proceeds of C$22,928,462. Each 2012 Unit consisted of one Common Share and one-half of one common share purchase warrant (each whole warrant, a "2012 Unit Warrant"), with each 2012 Unit Warrant entitling the holder thereof to purchase one Common Share at a price of $1.75 until November 20, 2014, subject to early expiry in certain circumstances. The net proceeds from the 2012 Offering were used for the development of the Fire Creek Project and ongoing operating and working capital requirements.

2013 Highlights

On January 4, 2013, the Corporation completed a private placement of senior unsecured notes due January 5, 2015 (the "Notes") for aggregate gross proceeds of $7,000,000 (the "Debt Offering"). Notes sold under the Debt Offering were issued to investors at a 2% original issue discount. In addition, investors in the Debt Offering received an aggregate of 525,000 common share purchase warrants, entitling the holder thereof to purchase one Common Share at a price of $1.55 until July 4, 2014, subject to early expiry in certain circumstances. The proceeds from the Debt Offering plus available cash were used to repay all outstanding borrowings and related discount amortization under the Waterton Debt Facility, totalling approximately US$10.9 million. On February 11, 2014, the Corporation repaid the Notes in full.

On July 25, 2013, the Corporation announced that its subsidiary, KGS, had obtained and drawn down on a bridge loan facility of $1,999,999 (the "K2 Loan") advanced by K2, a significant shareholder of the Corporation, and on a bridge loan facility of $400,000 (the "Third Party Loan" and together with the K2 Loan, the "July 2013 Loans") advanced by a third party (the "Third Party Lender").

Each of the July 2013 Loans was evidenced by a promissory note bearing interest at the rate of 1% per 30-day period and maturing on November 30, 2013, with provisions for additional interest payments in the event that certain minimum payments were not made during the term of the July 2013 Loans. The July 2013 Loans were guaranteed by the Corporation and were secured against the personal property of KGS, including extracted minerals obtained from the Fire Creek Project. Proceeds from the July 2013 Loans were intended to be used for general working capital purposes. In addition, KGS and the Third Party Lender also agreed to amend the terms of an existing US$1.6 million promissory note in favour of the Third Party Lender to, among other things, extend the term of such note (the "Extension").

In connection with the July 2013 Loans and the Extension, the Corporation issued an aggregate of 500,000 warrants (the "Loan Warrants") to each of K2 and the Third Party Lender, with each Loan Warrant entitling the holder to purchase one Common Share at a price of $1.19 and $1.2215, respectively, for a period of one year following its date of issue. On September 23, 2013, K2 exercised its Loan Warrants to purchase 500,000 Common Shares for aggregate proceeds to the Corporation of $595,000. Subsequently in 2013, the Third Party Lender exercised its Loan Warrants to purchase 500,000 Common Shares for aggregate proceeds of $610,750.

In July 2013, the Corporation entered into an agreement with Newmont to begin processing Klondex's higher grade mineralized material from the Fire Creek Project (the "Newmont Processing Agreement") at the Midas mill. In August 2013, the Corporation delivered the first shipment of mineralized material to Newmont for processing under the Newmont Processing Agreement. In connection with the completion of the Midas Acquisition (as hereinafter defined) in February 2014, the Newmont Processing Agreement was terminated. As at the date hereof, the Corporation has received approximately $11.1 million from the processing of 8,646.81 ounces of its mineralized material.

On October 16, 2013, the Corporation completed a private placement of 14,200,000 special warrants ("Special Warrants") for gross proceeds of C$19,454,000 (the "Special Warrant Offering") through a syndicate of agents. Each Special Warrant entitled the holder thereof to receive, for no additional consideration upon its exercise or deemed exercise, one Common Share. In connection with the Special Warrant Offering, the agents received an aggregate of 568,000 broker warrants ("2013 Broker Warrants") entitling the agents to purchase up to 568,000 Common Shares at a price of $1.43 until October 16, 2015. On November 15, 2013, the Corporation filed and was receipted by the securities regulatory authorities in each of the provinces of Canada (other than Quebec) for a final short form prospectus to qualify the Common Shares underlying each of the Special Warrants and the 2013 Broker Warrants. On November 20, 2013, the Special Warrants were deemed to be exercised and surrendered pursuant to the terms thereof, and the Corporation issued 14,200,000 Common Shares to the holders of Special Warrants. The Corporation repaid all of the outstanding short term debt of the Corporation using proceeds from the Special Warrant Offering and monies received from shipments of mineralized material. The debt repaid included $2.4 million in July 2013 Loans and $1.61 million in debt issued in 2010, all of which were to mature on November 30, 2013.

On October 28, 2013, the Corporation completed the excavation of the secondary egress at Fire Creek Project, which became operational in November 2013 and allowed the Corporation to begin its bulk sampling program at Fire Creek.

On October 31, 2013, the Corporation filed the Fire Creek Technical Report in connection with the completion of the updated mineral resource estimate for the Fire Creek Project which was announced by a press release dated September 16, 2013.

In July, 2013, Renaud Adams was appointed as a director of the Corporation. Mr. Adams, who has nearly 20 years of precious metals mining experience, is Chief Operating Officer of Primero Mining Corp., where he is responsible for the operations and organic growth of the company in addition to its operations in Mexico. In October 2013, Richard (Ritch) J. Hall joined the Corporation as a special advisor to the Board on strategic opportunities. Mr. Hall brought over 40 years of mining, exploration, development and corporate experience to the Corporation. On November 15, 2013 the Corporation appointed Barry Dahl as Chief Financial Officer of the Corporation, replacing Jorge Avelino, who continued to serve as Corporate Controller and Corporate Secretary of the Corporation.

On December 4, 2013, the Corporation entered into a stock purchase agreement with its wholly-owned subsidiary, Klondex Holdings (USA) Inc. ("Klondex USA"), and Newmont USA Limited ("Newmont USA") to acquire all of the shares of Newmont Midas Holdings Limited (the "Midas Acquisition"), which indirectly owns the Midas Project. The Midas Acquisition was completed on February 11, 2014. The purchase price of the Midas Acquisition was comprised of (i) approximately US$55 million in cash, (ii) the replacement of Newmont surety arrangements with Nevada and federal regulatory authorities in the amount of approximately US$28 million, and (iii) the issuance by the Corporation to Newmont USA of 5 million warrants to purchase Common Shares at an exercise price of $2.15, with a 15-year term, subject to acceleration in certain circumstances.

The Midas Acquisition was financed through the Subscription Receipt Financing (as defined below), the 2014 Debt Financing (as hereinafter defined) and the Gold Purchase Arrangement (as hereinafter defined) (collectively, the "Midas Acquisition Financings").

On January 9, 2014, the Corporation completed an offering (the "Subscription Receipt Financing") of 29,400,000 subscription receipts at a price of $1.45 per subscription receipt (the "Subscription Receipts") on a private placement basis, raising aggregate gross proceeds of $42,630,000 (the "SR Proceeds") pursuant to the terms of an agency agreement (the "SR Agency Agreement") dated December 6, 2013 between the Corporation and GMP Securities L.P., MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp. (collectively, the "SR Agents"). The SR Proceeds, less the SR Agents' expenses and out-of-pocket costs and legal expenses, were placed in escrow pending (i) the closing of the Midas Acquisition, and (ii) the receipt by the Corporation of the requisite shareholder approval of the Subscription Receipt Financing and the 2014 Debt Financing (as hereinafter defined) pursuant to the requirements of the TSX. Upon both of these conditions being satisfied, on February 11, 2014, the net proceeds of the Subscription Receipt Financing were paid out of the escrowed funds to the Corporation.

On February 11, 2014, the Corporation entered into a senior secured loan facility agreement (the "Facility Agreement") with a syndicate of lenders led by Royal Capital Management Corp. ("RoyCap"), and including K2 and Jones Gable (collectively, the "2014 Lenders") pursuant to which the Corporation issued units consisting of an aggregate of $25,000,000 principal amount of notes, issued at a 2.5% discount to par value, and 3,100,000 warrants ("2014 Lender Warrants") to purchase Common Shares (the "2014 Debt Financing"). The 2014 Lender Warrants have an exercise price of $1.95 and will expire on February 11, 2017. The notes mature on August 11, 2017.

On February 11, 2014, the Corporation entered into a gold purchase agreement (the "Gold Purchase Agreement") with Franco-Nevada GLW Holdings Corp., a subsidiary of Franco-Nevada Corporation ("FNC"), pursuant to which the Corporation raised proceeds of US$33,763,640 (the "Gold Purchase Arrangement") in consideration for the delivery of an aggregate of 38,250 ounces of gold on a monthly basis over a five year period ending on December 31, 2018. Under the terms of the Gold Purchase Agreement, the Corporation is required to make gold deliveries at the end of each month, with the first delivery due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed on December 31, 2018. The annualized delivery schedule is shown in the following table.

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Corporation's obligations under each of the 2014 Debt Financing and the Gold Purchase Agreement are secured against all of the assets and property of the Corporation and its subsidiaries. The security granted for the performance of the Corporation's obligations under the 2014 Debt Financing and the Gold Purchase Agreement rank pari passu.

The Facility Agreement contains customary events of default and covenants for a transaction of its nature, including limitations on future indebtedness during its term. Early repayment of the loan under the Facility Agreement by the Corporation is required under an event of default under the Facility Agreement, including in the event that the Corporation has failed to pay within three business days of being due any principal or interest totaling $250,000 or more on any indebtedness of the Corporation other than the indebtedness under the Facility Agreement. In addition, the Corporation may not incur indebtedness where, on the date of such incurrence, and after giving effect thereto and the application of proceeds therefrom, the Consolidated Adjusted EBITDA (as defined in the Facility Agreement) of the Corporation and its subsidiaries divided by the sum of the consolidated debt expense (net of consolidated interest income) of the Corporation and its subsidiaries would be less than 3.5.

The Gold Purchase Agreement also contains customary events of default and covenants for a transaction of its nature. A default under the Facility Agreement would also constitute a default under the Gold Purchase Agreement. As at the date hereof, the Corporation is in compliance with all requirements under the Facility Agreement and the Gold Purchase Agreement.

On February 12, 2014, the Corporation entered into a royalty agreement (the "FC Royalty Agreement") with Franco-Nevada U.S. Corporation ("Franco-Nevada US"), a subsidiary of FNC, and KGS, pursuant to which KGS raised proceeds of US$1,018,050 from the grant to Franco-Nevada US of a 2.5% NSR royalty on the Fire Creek Project. The Corporation also entered into a royalty agreement (the "Midas Royalty Agreement") with Franco-Nevada US and Newmont Midas Operations Inc. ("Midas Operations"), now an indirect wholly-owned subsidiary of the Corporation, pursuant to which Midas Operations raised proceeds of US$218,310 from the grant of a 2.5% NSR royalty to Franco-Nevada US on the Midas Mine.

MINERAL PROJECTS

Fire Creek Project

Klondex has a 100% ownership interest in the land block known as the Fire Creek Project in Lander County, Nevada, U.S.A. The following summary is based on the Fire Creek Technical Report.

Project Description and Location

            The Fire Creek Project is a high-grade gold-silver deposit hosted in graben structures of brecciated basalt within a geological province related to rifting. The deposit occurs in Lander County about 60 miles west of the major city of Elko, Nevada, USA in a sage-cedar-grass covered alluvial hillside overlooking the Crescent Valley. There are multiple small towns along paved highways within a short commute to the Fire Creek Project, and the northern edge of the residential part of Crescent Valley town abuts the mine access road. The coverage of the Fire Creek Project is a little over 11,000 acres. The Fire Creek Project is located in Lander County, Nevada, approximately 34 miles west of Carlin (or 63 miles west of Elko) and 15 miles south of highway I-80. The mine site sits on a flat-lying mesa in the foot hills of the Shoshone Range on the west side of Crescent Valley. The Fire Creek Project is closest to the small town of Crescent Valley on Nevada State Highway 306. The drive from Elko takes about an hour and a half.

            The Fire Creek Project consists of a combination of privately owned fee land, leased fee land and owned unpatented mining lode claims. The land position is approximately 9,680 acres of unpatented federal lode mining claims, 1,118 acres (452 hectares) of private fee land, 239 acres (96 hectares) of mineral leases, and 270 acres (109 hectares) with options to purchase. In all, Klondex controls approximately 11,307 acres (4,576 hectares) in the immediate area of interest.

            The following figure shows an overview of the vein locations and zones comprising the Fire Creek Project.

            Klondex makes annual assessment payments as required to maintain its land position. Receipts were reviewed by the authors of the Fire Creek Technical Report in September 2013 for maintaining the claims in good standing through September 2014. The total annual fees payable to the U.S. Bureau of Land Management ("BLM") for leasing claims are US$67,760. Additionally, Lander County receives claim fees of US$5,086. Both fee payments are due annually before September 1. Claims only expire if the fees are not paid.

            The private lands, leases and options to purchase are subject to differing cash payments and net smelter royalties. Royalties affect 10 fee parcels owned and / or leased by the Corporation, as listed in the following two tables.

            The following table provides a summary of Fire Creek Project fee holdings.

APN	Legal Description	Royalty	Acres
Section 9 T30N R47E MDB&M
007-110-01	NW1/4	N/A	160
007-110-13	E1/2 NE1/4 NE1/4, SE1/4 NE1/4, SE1/4 SW1/4 NE1/4	N/A	70

Section 15 T30N R47E MDB&M
007-140-01	N1/2 NW1/4	N/A	80
007-140-03	SW1/4 NW1/4	N/A	40
007-140-05	SW1/4 NE1/4	N/A	40
007-140-12	SE1/4 SW1/4	N/A	40
007-140-14	Lots 1 & 2	N/A	65.39
007-140-15	SE1/4 NE1/4 SW1/4	N/A	10
007-140-19	S1/2 NW1/4 NE1/4	N/A	20
007-140-20	N1/2 NW1/4 NE1/4	N/A	20
007-140-21	NW1/4 NE1/4 SW1/4	N/A	10
007-140-22	NE1/4 NE1/4 SW1/4	N/A	10
007-140-23	SW1/4 NE1/4 SW1/4	N/A	10
007-140-25	NW1/4 NE1/4 NE1/4	N/A	10

Section 23 T30N R47E MDB&M
007-160-08	N1/2 NE1/4 SE1/4	N/A	20
007-160-09	SE1/4 NE1/4 SE1/4	N/A	10
007-160-16	N1/2 SE1/4 NW1/4	5% NSR	20
007-160-17	N1/2 NW1/4 SW1/4	N/A	20
007-160-18	NW1/4 NW1/4	N/A	40
007-160-19	NE1/4 NW1/4	N/A	40
007-160-20	NE1/4 SW1/4 NW1/4	N/A	10
007-160-21	S1/2 SE1/4 NW1/4	N/A	20
007-160-22	NE1/4 NE1/4 SW1/4	N/A	10
007-160-25	W1/2 SW1/4 NW1/4, NE1/4 SW1/4 NW1/4	5% NSR	30
007-160-26	NW1/4 NE1/4 SW1/4	N/A	10
007-160-27	NW1/4, SW1/4 SE1/4, SE1/4 NW1/4 SE1/4	N/A	20
007-160-28	SW1/4 NE1/4 SE1/4, NW1/4 SE1/4 SE1/4	N/A	20

Section 21 T30N R47E MDB&M
007-610-01	NW1/4	N/A	160

Section 33 T30N R47E MDB&M
007-640-06	S1/2 NW1/4	N/A	80

29 Fee Parcels			1095.39

            The following table provides a summary of Fire Creek Project leased fee holdings.

APN	Description	Lessor	Royalty	Expiration	Acres
Section 15 T30N R47E MDB&M
007-140-04	SE1/4 NE1/4	Third Party Lessor	4% NSR	(2)	40
007-140-06	SE1/4 NE1/4	Third Party Lessor	4% NSR	(2)	40
007-140-10	NE1/4 SE1/4, E1/2 NW1/4 SE1/4	Third Party Lessor	2.5% NSR	(2)	60

APN	Description	Lessor	Royalty	Expiration	Acres
007-140-07	N2NW4SW4	Third Party Lessor	3.0% NSR & 0.5% wheelage royalty(1)	31-Jul-33	20
007-140-09	W2NW4SE4	Third Party Lessor	3.0% NSR & 0.5% wheelage royalty(1)	31-Jul-33	20
Section 19 T30N R47E MDB&M
007-160-04	SW4NE4	Third Party Lessor	3.0% NSR & 0.5% wheelage royalty(1)	31-Jul-33	40
007-160-24	NE4NW4SE4	Third Party Lessor	3.0% NSR & 0.5% wheelage royalty(1)	31-Jul-33	10
Section 19 T30N R47E MDB&M
007-060-69	Parcel 1 of the Sharp Hospital Map recorded in the Office of the Lander County Recorder in Book 375, Official Records, Page 170	Third Party Lessor	3.0% NSR & 0.5% wheelage royalty(1)	31-Jul-33	9.28

8 Leased Fee Parcels					239.28

Notes:
	(1)	Wheelage royalty is calculated on mineralization mined from other properties which is transported underground through the leased property.
	(2)	The lease agreement remains in full force and effect for so long as any mining operations (as defined in the lease agreement) are being conducted on the relevant property on a continuing basis.

            The Fire Creek Project is also subject to a 2.5% NSR royalty pursuant to the FC Royalty Agreement. See "General Development of the Business — Three Year History — 2013 Highlights".

            The authors of the Fire Creek Technical Report is not aware of any royalties affecting the Corporation's unpatented mining claims. Property agreement obligations are listed in the following table.

Due Date	Proj #	File #	Commitment/Obligation	Amount of Obligation (US$)	Payable/Due to	Notes
9/1/2005	L1010	2.4-6	3 Leased Parcels(1)		Third Party Lessors	1987 Leases extend for 10 years from 9/1/2005
8/19/2013	L1010	2.4-6	Property Taxes - 3 Leased Parcels	146.78	Lander County Treasurer	Lessee to pay Property Taxes
8/19/2013	L1010	8.3	Property Taxes 29 — Klondex Owned Parcels	1,032.33	Lander County Treasurer	Real Property Taxes due 3rd Monday of August annually
8/19/2013	L1010	8.3	Property Taxes 2 — Klondex Owned Parcels	84.08	Eureka County Treasurer	Real Property Taxes due 3rd Monday of August annually
8/31/2013	L1010	10	BLM Claim Fees - 484 Claims	67,760.00	BLM	484 Klondex Owned Claims x $140/claim
9/1/2013	L1010	2.4-6	3 Leased Parcels — Annual AMR Payment	24,000.00	7 Third Party Lessors	Annual AMR Payment due on Lease anniversary
9/1/2013	L1010	2.4-6	Insurance Certificates		7 Third Party Lessors	Insurance Certificate required under terms of leases
11/1/2013	L1010	10	Lander County NOI to hold - 484 Claims	5,086.00	Lender County Recorder	484 Klondex Owned Claims x $10.50/CLAIM + $4
9/1/2015	L1010	2.4-6	3 Leases - Expire		7 Third Party Lessors	Leases expire - Renew
			Total	98,109.19

Note:
	(1)	The lease agreement remains in full force and effect for so long as any mining operations (as defined in the lease agreement) are being conducted on the relevant property on a continuing basis.

            In addition, pursuant to a mining lease agreement dated effective July 31, 2013 with respect to five leased fee parcels, the Corporation is required to pay minimum rental payments of $50,000 per year for the first 10 years of the lease and increasing by $10,000 for each subsequent 10 year period (including any renewal period), subject to an additional increase under certain circumstances. Pursuant to such mining lease, the Corporation was required to pay a minimum rental payment of $49,000 by January 2, 2014, which payment has been made.

            The location of the claims is based on the location of the monuments and their dimensions cited to the BLM thereof. The claims are not surveyed, and exact claim boundaries depend on positions of the posts in the field. The authors of the Fire Creek Technical Report are not aware of any conflicting surface rights in this area or near the Fire Creek Project; however, there is currently no title search to verify the claim status, and the authors of the Fire Creek Technical Report recommend a title search be implemented. According to the authors of the Fire Creek Technical Report, grazing rights may exist in the area, though conflict with local ranchers is not common in this region. To the knowledge of the authors of the Fire Creek Technical Report, there are no environmental or social factors which affect land title at the time the Fire Creek Technical Report was written. Newly established protected habitat for sage grouse has not been defined in this area at the time of the Fire Creek Technical Report. There are archaeological considerations in the immediate area of the Fire Creek Project; however, all new surface disturbance proposed by Klondex was reviewed by the BLM and permitted prior to construction.

            The gold mineralization at the Fire Creek Project occurs in steeply dipping epithermal veins within Tertiary basalt flows and intrusive rocks. The basalt rocks represent a unique suite of mafic-intrusive rocks characteristic of a regional northwest-trending structural zone: the NNR system.

Permitting

            Klondex has an approved plan of operations with the BLM covering their current exploration activities at the site. Klondex is currently waiting for approval to an amendment to the Plan of Operations and Reclamation permits (NVN-07976 and reclamation permit 0028). This amendment will allow Klondex to construct and operate several rapid infiltration basins ("RIBs"). Klondex received approval for the Water Pollution Control Permit for the RIBs (WPCP2013102), issued in February 2014. Klondex has initiated a baseline data collection program to ensure that enough data is collected is sufficient for additional permitting necessities.

            The major operational permits and a brief summary of the requirement for each permit are outlined in the following table.

Permit	Permit Number	Agency	Permit Type and Explanation
Environmental Assessment and Plan of Operations	NVN-079769	BLM

Plan of Operations is required for all mining and processing activities and exploration exceeding five acres of disturbance. BLM approves the plan and determines the required environmental studies, usually an environmental assessment or an environmental impact study based on the requirements outlined in the National Environmental Policy Act.

Record of Decision		BLM	A Record of Decision ("ROD") in the United States is the formal decision document which is recorded for the public.
Water Pollution Control Permit (Operations)	NEV2007104	NDEP, BMRR

Mines operating in the State of Nevada are generally required to meet a zero discharge performance standard. A WPCP is required for the extraction of minerals. A separate permit may be issued for certain activities at a specific facility, such as rapid infiltration.

Permit	Permit Number	Agency	Permit Type and Explanation
Water Pollution Control Permit (Infiltration)	NEV2013102	NDEP, BMRR	Water Pollution Control Permit for infiltration of water from the underground mine operations.
Water Rights	28637, 77002, 77003, 75129	NDWR

Water rights are issued by the Nevada Division of Water Resources based on Nevada water law which issues permits based on prior appropriation and beneficial use. Prior appropriation (also known as "first in time, first in right") allows for the orderly use of the State of Nevada's water resources by granting priority to senior water rights. This ensures the senior uses are protected, even as new uses for water are allocated.

Reclamation Permit	#0241	NDEP, BMRR

Summarizes reclamation activities and associated costs. Ensures land disturbed by mining activities are reclaimed to safe and stable conditions to promote and safe and stable post-mining land use. A permit is required for any disturbance over five acres. The RCE is financially secured with a posted security. The posted surety amount provides assurance that reclamation will be pursuant to the approved reclamation plan.

Air Quality Permit	AP1041-2774	NDEP, BAPC

An owner or operator of any proposed stationary source must submit an application for and obtain an appropriate operating permit before commencing construction or operation. Class II Air Permit - Typically for facilities that emit less than 100 tons per year for any one regulated pollutant and emit less than 25 tons per year total HAP and emit less than 10 tons per year of any one HAP.

Stormwater Permit	NVR300000	NDEP, BWPC

General stormwater discharges associated with activities from metal mining activities. Regulates stormwater runoff from waste rock storage piles, roads and cleared areas. Typical pollutants include suspended solids and minerals eroded from exposed surfaces.

Accessibility, Climate, Vegetation, Physiography, Local Resources and Infrastructure

            The Fire Creek Project is easily reached from Elko by driving west on highway I-80 for 40 miles to the Beowawe and Crescent Valley Exit #261. From Exit 261, proceed south on Nevada State Highway 306 for 16 miles (passing through Beowawe) to 10th street (sign on the right). On 10th street, there is a company sign at the turn that says, "Klondex Gold & Silver Mines, Limited". 10th Street is the mine access road. The Fire Creek Project is located six miles west on 10th street, in Lander County, Nevada. The state and county roads leading to the mine are mostly paved and maintained in order to service the ranches and mines in Crescent Valley. In this part of Nevada, it is common practice for mine staff to commute long distances for work on a daily basis. The average commute for Klondex staff is one hour each way.

            The climate at the Fire Creek Project is typical for northern Nevada with hot summers and cold winters. Average daily summer maximum temperatures range from 80 °Fahrenheit ("°F") to 90°F (26.6° Celsius ("°C") to 32.2 °C), and average winter low temperatures range from the low 40s to 20°F (4.4°C to -6.7°C). Summer temperature extremes may reach 100°F (37.8°C) for short periods, and winter extreme temperatures may drop to 0°F (-17.8°C) for short periods. Fieldwork, including exploration drilling, is commonly conducted throughout the year in this area. Mines in the Crescent Valley typically operate all year without major weather-related problems.

            The Fire Creek Project vegetation is mainly limited to sagebrush, other species of low vegetation, and some grasses. There are no trees on the Fire Creek Project. Due to the low amount of rainfall, the vegetation is low and sparse. There is a small marsh associated with the Fire Creek Project drainage, which provides some wetland vegetation.

            Fire Creek lies in elevation between 4,900 feet (1,489.6 m) and 7,200 feet (2,188.8 m). The United States Geological Survey ("USGS") published a base-relief map that covers the Fire Creek Project titled, "Mud Springs 7.5' USGS quadrangle". The topographic relief is moderate with mature topography consisting mostly of rounded hills with steeper grades along more competent strata. All stream flows downstream of the Fire Creek Project are ephemeral, and there are springs that source the Fire Creek Project year-round at the site.

            The towns of Battle Mountain and Elko, about 52 miles northwest and 63 miles northeast respectively, are the nearest larger towns that would supply much of the labor force. These towns are the only locations with amenities and services such as motels, fuel, grocery stores and restaurants. The closest commercial retail stores for gas and groceries are located in Battle Mountain, 52 miles to the northwest. Electrical power is provided to the site by Nevada Energy via a transmission line and substation located near the eastern project boundary. According to the authors of the Fire Creek Technical Report, the land holdings at the Fire Creek Project have adequate acreage to support future exploration and mining activities. Should the Corporation decide to construct an onsite processing facility, the land holdings are large enough to allow construction of the necessary structures and tailings storage facilities.

History

            Fire Creek has undergone three stages of prospecting from 1930 until 1967. Local prospectors performed primitive investigative work on the property, which is not documented. Below is an itemization of exploration conducted by operators other than Klondex:

Dates	Company	Activity Details
1967	Union Pacific Resources	Drilled 2 core holes near the property.
1974 to 1975	Placer Development Ltd.	Drilled 22 rotary holes on the surface.
1975	Klondex	Acquired the property.
1984	Minex Resources, Inc. ("Minex")	Leased the property from Klondex; drilled 13 rotary holes.
1986 to 1987	Alma American Mining Company ("Alma")	Alma leased the property; drilled 64 rotary holes.
1988	Aurenco Joint Venture ("Aurenco JV")	Aurenco JV formed between Black Beauty Mining and Covenanter Mining.
1988 to 1990	Aurenco JV	Aurenco JV completed 15,690 meters of rotary drilling, 500 soil samples and 750 surface rock chip samples under lease to Klondex.
1990 to 1995		No activity.
1995 to 1996	North Mining Inc. ("North Mining")

North Mining leased the property from Klondex; drilled 67 rotary and core holes for a total of 12,061 meters. They also conducted an IP survey and an airborne helicopter electromagnetic ("HEM") survey.

            In 2004, Klondex based its initial drilling targets on the results of North Mining's 1995-96 drilling program in combination with the following information: analysis of more sophisticated detection techniques, such as intersections of structures and alteration observed in mapping; analysis of surface geochemistry and airborne HEM surveys; and on interpretation of IP responses from their dipole-dipole survey. Klondex focused its exploration on drilling for mineralization occurring within the two Main and West zones penetrating depths ranging from 500 feet (150 m) to 1,700 feet (515 m). The results of this drilling intercepted positive grades from five grams per tonne ("gpt") to 34 gpt.

            A previous IP-Resistivity survey conducted in 1995 by North Mining utilized wide dipole spacing along 10 east-west lines. The point readings were also distantly spaced between each other along these lines. According to the authors of the Fire Creek Technical Report, compared with the later Klondex IP surveys in 2004, the results of the older survey were likely not adequate to detect the narrow vein anomalies, which were detected by Klondex's closer spacing of lines and dipole points. There are strong IP chargeability responses within the HEM-identified clay alteration zones that trend north-northwest, coincident with the general strike of veins intersected by subsequent Klondex drilling and coincident with the general trend of NNR faults. At least two offsets of the chargeability trends are interpreted as cross faults. Much of North Mining's drill locations in 1995 and 1996 were targeting positive results from its largely spaced geophysical tests.

Geological Setting

Regional Geology

            The Fire Creek Project is located in the northern part of the Shoshone Range within the structural domain of the NNR, as documented in several technical journals. The structures are associated with regional epithermal-type gold veins, such as occur at the Midas Project (formerly known as the Ken Snyder Mine), Newmont's Mule Canyon Mine ("Mule Canyon"), and Waterton Global Mining Company, LLC's Hollister Mine, under the name of Rodeo Creek, are all within the NNR structural domain. Barrick Gold Corporation's Pipeline-Cortez Hills deposits are Carlin type deposits and located to the west of this structural domain.

            The NNR is bound by north-west trending regional lateral faults within which are a series of sub-parallel, northeast-trending, high-angle normal faults. The normal faults bound and offset ranges, such as the Shoshone Range near the Fire Creek Project. In the northern portion of the NNR Middle Miocene (approximately 13.8 to 16.3 Megaannum) aged basalt, basaltic andesite, and rhyolite flows and dikes intrude the basement rocks. These are the host rocks at the Fire Creek Project.

            The overall orientation of down-dropped basement blocks within the NNR domain infers a rift-setting with tensional, pull-apart deformation. There appears to be a change in the orientation of ranges and faulting in the vicinity of the Fire Creek Project near the northern extent of the Shoshone Range. In this vicinity, high-angle faulting is more prominent with both northwest-trending and north-east trending high- angle normal faults. Basement blocks are down-dropped to the south in the northern portion of the domain and down-dropped to the north in the southern portion of the domain in this vicinity. The Fire Creek Project deposit is near the southern extents of this transitional zone within the NNR.

            The chemical composition of the volcanic and intrusive rocks varies greatly within the rift zone throughout its length. Subsequently, rocks from one mining district often cannot be correlated with those from another. Mineralization is contemporaneous with mid-Miocene volcanism. Volcanism continued into the late Miocene frequently capping the mineralization with a thick and barren sequence of volcanic rocks.

            Gold mineralization in the northern part of the Shoshone Range at the Fire Creek Project occurs structurally controlled by faults within the NNR. The style of structurally controlled mineralization observed at the Fire Creek Project is typical of rift-hosted gold deposits.

            The significance of regional intrusive centers to mineralization in the NNR is not well understood. Regional mineralization within the NNR sometimes occurs where there are intrusive centers but not all of the intrusive centers are sources of mineralization. Most of the regional scale intrusions associated with mineralization within the NNR are mafic in composition, but not all the mafic intrusive rocks are mineralized. Intrusive mafic rocks associated with gold mineralization have been intersected by drilling at the Fire Creek Project.

            On the western margin of the NNR, eruptive centers produced a widespread sequence of mostly mafic to intermediate volcanic rocks also observed at the Fire Creek Project. North-Northwestern ("NNW") striking normal faults are the main controlling structures at the Fire Creek Project, which occur on a regional scale in the northern part of the NNR.

Local Geology

            Volcanic stratigraphy in the vicinity of Fire Creek consists of a series of Miocene basalt, andesite and dacite flows, tuffs, and pyroclastic rocks. These overlie Paleozoic clastic sediments. Within the Fire Creek Project area, Miocene volcanic rocks are approximately 1,500 feet (450 m) thick and consist of:

(i)	an upper sequence of basalt flows and a lapilli-lithic tuff;

(ii)	a middle sequence of basalt, basaltic-andesite, and andesite flows with interbedded mafic tuffs and a palagonite-rich (altered basaltic glass) basal hyaloclastite breccia; and

(iii)	a lower sequence of two (possibly three) lapilli plus or minus lithic tuffs with a thin, interbedded basaltic-andesite to andesite flow, and organic-rich lacustrine horizon.

            This stratigraphic sequence overlies an unconformable contact with crystal-rich rhyolite ash-flow tuff inferred to be the Eocene Tuff of Cove Mine or Centano Tuff based on regional distribution, appearance, and phenocryst assemblage. Thicknesses of this lower Eocene unit ranges from absent to greater than 300 feet (91 m) in the northeast section of the Fire Creek Project area, which could infer its deposition and preservation in an Eocene paleo-drainage, as documented at Mule Canyon. Beneath this ash-flow tuff, a thin conglomerate horizon composed dominantly of Paleozoic basement rocks marks the Tertiary unconformity. Basement rocks consist of complexly deformed silici-clastic sedimentary rocks, which include argillite, siltstone, and quartzite attributed to the Ordovician Valmy Formation.

            The basalts in this area of interest are cross-cut by high-angle normal faults forming regional grabens, which trend parallel to the north-northwest trending NNR system. High-grade gold mineralization occurs within and is disseminated in the basalt near vertical structures within the boiling zone horizon of an epithermal system at a near surface depth of approximately 300 feet to about 600 feet (91 m to 200 m) below the surface. Vein textures, gangue minerals and alteration are classic epithermal phenomena.

            At the Fire Creek Project, the mineralization does not occur at the surface in the remnant of the opaline silica cap, which was deposited above the deeper mineralization. The cap rocks are barren of gold, but leakage of mineralization occurs in nearby faults and was the object of early prospecting and later shallow drilling through the 1980s.

Exploration

            Below is an itemized summary of chronology of exploration activities at the Fire Creek Project conducted by Klondex:

•	1975: Klondex acquired the property;

•	1980 to 1983: Klondex drilled 64 rotary holes;

•	1984: Klondex leased the property to Minex;

•	1986 to 1987: Klondex leased the property to Alma;

•

1988 to 1990: Klondex leased the property to Aurenco JV. The Aurenco JV was formed between Black Beauty Mining and Covenanter Mining and it conducted shallow drilling mined and operated a small unsuccessful heap leach;

•	1995 to 1996: Klondex leased the property to North Mining. North Mining drilling confirmed the existence of high grade epithermal veins;

•	2004: Klondex began a deep exploration program for vein mineralization;

•

2004 to 2008: Klondex drilled a total of 180 core holes - most with reverse circulation ("RC") pre-collars, for a total of 245,469 feet (74,622 m). During this time, Newmont and Klondex performed geophysical surveys in November 2005 and Klondex conducted a Gradient IP-resistivity survey in August 2006. The gravity survey located a gravity high over the area of mineralization that is bounded by east-northeast ("ENE") and northwest-bounding ("NW") structures. The IP Resistivity data showed a complex series of IP highs associated with probable NNW structures and layered resistivity responses offset by the NNW structures. There is a correlation between the IP and gravity data confirming possible ENE structures that cutoff IP highs north and south of the mineralization center. The IP highs calibrate well with known vein systems discovered by drilling. The survey results also revealed numerous IP anomalies that have yet to be examined by drilling. These IP highs may represent possible undiscovered vein targets but the only way to determine that is through drilling;

•	2009 and 2010: Klondex drilled an additional 36 core holes, most with RC pre-collars, totaling 47,964 feet (14,581 m) for a total of 216 holes totaling 293,433 feet (89,203 m);

•	2011: Klondex drilled 37 surface holes and 19 underground holes for a total of 65,025 feet (19,820 m);

•	2012: Klondex drilled 25 surface holes and 30 underground core holes for a total of 54,968 feet; and

•	2013: Klondex drilled one surface core hole of 580 feet (176 m) and 35 underground holes (for this resource model) for a total of 15,141 feet (4,603 m).

            The authors of the Fire Creek Technical Report reviewed the drill data results dated from March 2004 to August 2013 for the current analysis. Datasets were found to be in an excellent state of coherency and standardization as of August 2013, as verified by one of the authors. Paper drill hole log files, copies of assay certification and other integral drill hole data information are also in a state of excellent condition for use in the new resource estimate. The geology logs for the surface drill holes compare well with one another in the local areas suggesting that the stratigraphy of the rock units is well understood by project geologists working at the Fire Creek Project.

Mineralization

            The mineralization currently being explored at the Fire Creek Project is being interpreted as a low sulfidation, epithermal precious metal vein occurrence in a mafic volcanic environment. Mineralization found to date at the Fire Creek Project extends from the silica cap (siliceous sinter) downward to the high grade zone. Contacts, faults and fractures likely provided conduits for fluids to migrate to the surface and vent as a hydrothermal hot spring sinter. As the hydrothermal fluids cooled, siliceous minerals precipitated to form the cap. Later oxidation of the upper part of the system occurred due to convection of a localized plume of low pH groundwater that altered the host rocks under the silica cap into an assemblage of clays, zeolites, and iron oxides. Prior to the oxidation of the deposit, precious metals, sulfide minerals and quartz-calcite precipitated within the vein system at deeper levels when boiling occurred at critical pressures at specific depths beneath the surface.

            The veins often have strong vertical zonation within the near-surface. The surficial part of the system sometimes contains mercury mineralization. The mineralization in the vein system is believed to change at depth from weak-gold-mineralization-with-pyrite to strong-gold-mineralization-with-pyrite and then at further depth to weaker-gold-mineralization-with-base-metal-sulfides below the boiling zone (according to modern models for hydrothermal mineralization). In this type of hydrothermal model, bonanza-grade mineralization for precious metals is typically found in vertical proximity to the boiling zone horizon.

            The mineralization at the Fire Creek Project is hosted by at least two epithermal quartz/calcite vein arrays. To date, 32 veins have been identified by surface and underground core drilling and underground development. The veins strike north 10 to north 30 west for approximately 5,000 feet (1,524 m) and dip nearly vertically. The mineralization has been identified from near surface and extends down dip up to 1,000 feet (304 m). Mineralization is open at depth and along strike. Individual vein widths vary from less than one foot to over 20 feet and average four to five feet.

Drilling

            As at the end of August 2013, 580 feet (176 m) of surface core drilling (one drill hole) and 15,141 feet (4,603 m) of underground drilling (35 drill holes) were completed at the Fire Creek Project.

            As of September 2013, the authors of the Fire Creek Technical Report observed a sequence of handling drilled core as follows:

(i)

A drill hole's status is tracked on a dry erase board as well as in Microsoft Excel ("Excel") spreadsheets, (drilled status, logging status, sampling status, dispatching a hole, and receiving assay results);

(ii)

Diamec U8 core rig (other types of drill rigs have been used in the past for drilling both surface and underground): drillers label core box lids with a unique Bore Hole Identification number ("BHID", which includes the year), box number, and drilled interval; drillers put the core in boxes (shown below) with top of drilled sequence leading the run in the box and end of drilled interval ending the run in the box; drillers label the end of the run to the nearest one tenth of a foot, and measure and record the recovery in feet on wooden blocks put at the end of the drilled interval;

(iii)	Drillers stack full core boxes on a pallet in numerical order; and

(iv)

Drillers or geotechnicians either deliver the pallet to surface or take a partial delivery of core boxes in the back of their motorized underground personnel vehicle. They leave the pallet of core boxes (or individual core boxes on a spare pallet) at the core logging facility.

Collar Surveying

            Historic methods and record-keeping for surveying drilled collar locations up to early 2013 have been inadequately documented prior to the Fire Creek Technical Report. As a result, a re-survey of surface drilled collar locations in 2013 has since validated the historic surface collar locations. Underground drilling began in late 2011 and drilled collar locations were derived from drill station design coordinates until early 2012, when underground collar surveying began.

            Channel samples along production drifts and within the decline during development were also incorporated in the mineral resource estimate in the Fire Creek Technical Report. The channel sample locations are stored as "synthetic drill holes" in the database in order to utilize them spatially with software (northings, eastings, elevations, azimuth, dip, and length). The northing, easting, and elevation of the samples were derived from geologists' calculations based on as built locations and are not surveyed points that can be verified by the authors of the Fire Creek Technical Report.

            Historic surface drill collar survey data was kept in Reno, Nevada by Richard Kern of MinQuest, Inc. ("MinQuest"), as he was the Project Manager and responsible person for the database on behalf of Klondex. Klondex received the historic data in spreadsheets from Mr. Kern in May 2012. All collar northings and eastings came from MinQuest with exception to the 2012 drilling. The elevation of the 2012 drill hole locations were adjusted by the then Chief Geologist for Klondex, by assigning elevations from topographic contours generated from 2012 photogrammetry. All surface collars drilled by Klondex, specifically FC1208S through FC1223S, were surveyed with a Trimble Global Positioning System ("GPS") by Alidade, Inc. ("Alidade").

Surveying Surface Collar Locations

            There are no surviving survey reports or documentation of surface collar location methodologies from March 2004 through December 2010. The (non-documented) method for locating early collars was to locate the drill pad along a surveyed grid of lines (lines spaced 50 feet (15.2 m) apart) to intercept veins as close to perpendicular as possible within limitation of the equipment and topography.

            In August of 2008, Alidade began performing surveys and located some of the drill pads and collars for Small Mine Development LLC ("SMD"). Historical survey reports for that period have not survived, though Alidade's methodology for ground control is documented. Alidade set a 5/8 rebar with a plastic "Alidade Control" cap on a hillside above and about 1,000 feet (305 m) north of the mine site. It set up a GPS receiver on this point called "AL1", and recorded more than two hours of static GPS data at one-second intervals. This data was subsequently sent to the National Geodetic Survey Online User Positioning Service ("OPUS") and processed. OPUS provided both the North American Datum 1983 ("NAD83") Nevada Central Zone and UTM Zone 11 North coordinate values for the new point. The grid coordinates provided were expressed in meters for both systems as is standard for OPUS. Alidade converted the NAD83 coordinates from meters to US Survey feet and established a coordinate system and projection for its GPS software.

            Since 2010 (up to drill hole FC1207S), surface collar survey information was recorded by the site geologist reading a hand-held GPS on the drill rig. Using a hand held device requires the geologist to allow the device to sit for approximately 20 minutes before a reading can be taken. The coordinates were hand-entered on a log form. It is also not known if any conversion between datum were made as a part of this process.

            After January 2012, surface drill collar locations were surveyed by Trimble Real Time Kinematic ("RTK") using a GPS device with a base station of a known survey point and rover unit. There are no surviving survey reports. The original datum is not known. It is also not known if any conversion between datum were made as a part of this process.

            In June 2013, a re-survey of surface collars in the vicinity of the main zone of mineralization was conducted by the then Chief Geologist of the Corporation to verify the locations of the historically drilled surface collars. This survey method consisted of locating a population of 29 drill holes out of a total of 209 surface drill hole collars, using a ground magnetometer to search for buried collar casing. A total of 29 surface holes (approximately 14 percent of the surface drill hole population) were located and re-surveyed by Klondex using a Trimble RTK unit with average northing and easting errors of 5.39 and 5.71 feet (1.64 and 1.74 m), respectively. Additionally, surface drill hole FC1222S, drilled in late November 2012, was surveyed by the then Chief Geologist of the Corporation using this same methodology.

            Surface collar surveys were taken by Carl C. de Baca, of Alidade using a Trimble RTK roving unit and base-station set on a known survey point based on projections described above. As a result of locating this population of 29 drill hole collars, the re-survey program verified the historic collar coordinates for the surface holes as being accurate and within acceptable means. The authors of the Fire Creek Technical Report consider the results of this study as validation of the historic surface collar locations.

Surveying Underground Collar Locations

            Underground drilling began in September of 2011, and all of 2012 underground drilling was conducted from one station: Drill Station 1. Holes FC11002U through FC12059U were surveyed initially in February and then finalized in August, 2012 by SMD surveyor Paul Joggerst ("Joggerst"), utilizing North American Datum ("NAD") 27 UTM US feet. The initial survey by Joggerst in February 2012 was incomplete because drilling was ongoing and not all collars had been clearly labeled for the surveyor. As a result, there were abundant errors recorded in BHID. In August when the core drilling program was shut down, SMD resurveyed all the underground holes with the exception of FC11001U. That collar has never been located and its coordinates are approximated. As a result, FC1100U hole was never assayed, and it is not included as part of the current resource estimate.

            The 2012 Joggerst methodology included use of a robotic total station set by plumb-bob using a known survey location as a datum. A survey rod with a prism attached was then used by the surveyor on each drill collar location. The total station followed the prism until the surveyor identified the point on his data collector and the survey was completed. Plastic livestock ear-tags were wired to the collar casing pipe to identify the hole. Joggerst provided survey reports to Klondex in the form of electronic spreadsheets. All underground surveys were conducted in NAD 27 UTM, US feet. The last surveys for 2012 were collected in August. Numerous holes were located in Drill Station 1 and a geologist assisted the surveyor to identify each hole.

            The 2013 underground surveys were initially taken by Rough Stock Mining Services consultants beginning in early February and were then re-surveyed by Klondex later in February 2013. The later survey is considered the final survey. All 2013 underground surveys prior to August 31, 2013 were completed utilizing NAD27 UTM US feet.

            Klondex staff surveyed underground collar locations using company-owned survey equipment. The Fire Creek Project's survey equipment used is a Trimble S6 DR Plus total station device with a two-minute accuracy used in conjunction with Leica prisms. Control points were set in the back of the drift and decline and traversed back with the resection program.

Surveying Channel Sample "Synthetic" Collar Locations

            The detailed northing, easting, and elevation of the channel samples were calculated by geologists from reading and measuring asbuilt maps after the samples were collected. Sample locations were not surveyed in the underground workings. As a result of this methodology, errors can occur in the calculations and during entry into spreadsheets; therefore, occasionally the elevations of the channel sample locations are adjusted to fit within the surveyed asbuilts during three-dimensional modeling. The starting points of these grab samples are referenced to tie-in marks on the RIB walls. The tie-in points were surveyed by Klondex. The authors of the Fire Creek Technical Report have not verified these surveys. Modeling the location of channel samples with respect to surveyed asbuilt locations in spatial array has verified the location of the channel samples well enough for the authors of the Fire Creek Technical Report to accept their contribution to the resource estimate. Locations of northings or eastings were not edited. The authors of the Fire Creek Technical Report considered the location of the channel samples for both face sampling and development decline sampling to be adequate for use in resource estimate corrected projection spatial array of the underground asbuilts.

Downhole Surveying

            No documentation exists for downhole surveys prior to 2011. Underground downhole drilling and subsequent downhole surveys began at the Fire Creek Project in the fourth quarter of 2011. Klondex leased a PeeWee downhole survey tool from Minex in Minnesota (the "PeeWee"). The PeeWee has the option of being manually set for local declination or simply collecting data. Klondex collected raw uncorrected data and then applied corrections to compensate for the local declination of 13.35 degrees according to the National Oceanic and Atmospheric Administration calculator.

            Readings are taken by the PeeWee every 50 feet (15.2 m). If the raw data from the PeeWee reflects some fluctuation in measurements, the data is removed from the database. In that case, reliable points above and below an erroneous point are used for projecting the drill hole. Occasionally, the surveyor at the Fire Creek Project will use "collar and quill surveys" by means of positioning the prism rod in the collar and recording multiple survey shots of azimuth and dip.

            As of 2013, International Directional Services performs the downhole surveys for Klondex surface drill holes using their equivalent of a MaxiBore gyro tool from their office in Elko. There are no downhole surveys for the synthetic channel samples. Their projected traces are artificially created based on the beginning point of the sample and the end point.

Core Recovery

            Since 2012, the percent core recovery at the Fire Creek Project has been calculated by measuring the material between blocks per drilled interval. The percent of recovery is then calculated by dividing the measured recovery by the run footage and multiplying that value by one hundred. The average current recovery for the underground core at the Fire Creek Project is 95 percent.

Sampling and Analysis

Sampling Methodology

            As of June 2013, the authors of the Fire Creek Technical Report observed a sequence of handling and sampling drilled material according to this sequence in protocol:

(i)	Geologists or geotechnicians set the core boxes on rolling racks in an illuminated, heated, covered logging facility made out of plasticized canvas.

(ii)	Core is washed and photographed.

(iii)	Core is logged utilizing electronic spreadsheets on a Panasonic Tough Book.

(iv)

Geologists enter sample intervals FROM and TO values in the spreadsheet between one and eight foot intervals, not crossing contacts or alteration boundaries. This spreadsheet is previously populated with unique sample identifiers ("SampleIDs") reserved for that specific hole. SampleIDs for Quality Assurance and Quality Control ("QAQC") are previously populated in the SampleID sequence as well. SampleID sequences (as well as BHID) for underground differ in nomenclature from surface drilling sequences to distinguish between the two sources. "S" is used as a suffix for surface drilled holes, and "U" as a suffix for underground-drilled holes.

(v)	Logged core in boxes are returned to an outdoor pallet waiting to be split.

(vi)	Geologists print a cut sheet for the splitter. QAQC sample numbers are included in the cut sheet.

            Additionally, channel samples collected from 2012 to August 2013 were also incorporated into the Fire Creek Technical Report estimated mineral resource. RIB sampling began in January 2013 with the development of the main decline. As of the date of the current mineral resource estimate, 680 samples were collected in 139 channels. Channel sampling procedures for face sampling and development decline sampling are itemized below.

Channel Face Sampling

            In late April 2013, channel samples were taken from the active faces exposed from each round, including sampling exposed vein and host rock on both sides of the vein in the face. A battery-powered impact hammer was used to sample in straight, uniform lines at set heights from the sill. Two sets of linear channel samples were collected from the face under this system: one set six feet up from the sill, and one set two feet up from the sill. Each set of samples covered material from the vein and the wall rock to the left and right of the vein (if present). These samples were labeled FCF000001 through FCF000172. Additionally, chip samples from the RIBs on either side of the face were collected with a rock hammer in a line along drift five feet above the sill and extending back from the new face to the previous face.

            By May 2013, from sample FCF000173 on, the sampling methodology was updated to collect material from the face by hand with a rock hammer in a less linear means that would represent mineralogy, alteration, and width of the vein more realistically. The new method was based on a system developed at Midas. The new method is to use a rock hammer to chip off multiple fragments in the face across the vein and wall rock representing all material from a variety of features, such as silicified patches, oxidized breccias, vug-fill and free gold. The Klondex geologist collects various features proportionately within a measured zone for one sample. The previous methodology did not allow for sampling any material from features that did not occur along the six-foot and two-foot height linear swaths, which restricted assessment of mineralization. The new sampling methodology is technically, 'area sampling'. RIB sampling techniques did not change.

            The new methodology for sampling face material is as follows:

(i)	Before sampling and mapping a face, the geologist will wash the face with water from a hose to expose the vein, structures such as faults, and alteration and to remove contaminants from the blast.

(ii)	Sampling and mapping follows the wash.

(iii)	Three samples are collected from the face: left wall rock, vein, and right wall rock from left to right. The sampled area is from the sill to the extent of reach by hand.

(iv)	In addition to collecting three samples across the face, the geologist also collects samples from the left RIB, right RIB, and vein-only material in the back.

(v)	Samples consist of chips removed by rock hammer into a clean bucket and then transferred to a bag. The bucket is washed between sampling.

(vi)	All samples have a three letter prefix followed by a six digit number: FCF000000 = face or RIB samples; FCM000000 = muck samples; FCG000000 = miscellaneous underground grab samples.

(vii)	Additional samples, such as RIB samples located further from the current face or samples of specific vein feeders and offshoots, are collected after the first set of sampling the new face is finished.

(viii)	After the sampling procedures are completed, the geologist maps the face and records vein widths, sample locations, and structural features in hand-written notes.

(ix)	The geologist marks the vein margins, structures, face heading, and distance with spray paint on the wall rock.

(x)	The geologist photographs the face.

(xi)

The geologist takes the bagged samples to the geology office and hand enters data into a central Excel spreadsheet including SampleID, face distance, date, geologist name, sample widths, and a geologic description of the sample. QAQC materials, such as blanks and high-grade standards, are inserted into the batch at this time.

(xii)	All samples collected within a twelve-hour shift are entered into a sample submittal form, which is saved on the company server.

(xiii)	The samples are sent to the assay lab after every twelve-hour shift. The entire sample is sent to the lab.

(xiv)

Tracking the sample is not routine. SGS Laboratories in Elko, Nevada ("SGS") provides a three to four day turn-around time between receiving samples and providing the assay results for channel samples. If there is a delay beyond this time-frame, then holds are placed on advancing the heading pending the assay results. In that case, Klondex will track the sample by means of checking data entries in an Excel sample tracker spreadsheet maintained by production geologists.

            Back samples were previously collected across the entire back from left wall rock across the vein to the right wall rock in a straight line. This methodology was revised. Currently, only one 'area' sample exclusively from the vein is collected along the back. The current back sample collects vein material the width of the vein from the previous face to the current face. The back sample material is collected with a scaling bar to pry off intact pieces of the vein into a bucket, which is cleaned between each sample.

            The location of the sample channels were measured from drift entrance points and posted on face sheets and plan maps. Location sheets were then scanned. Channel locations (faces and RIBs) were digitized with Vulcan software. Channel collar eastings, northings, and elevation locations were obtained using Vulcan software. Individual sample widths were obtained from mapping at the time of sampling. Channel location coordinates were exported from Vulcan into comma separated values ("CSV") formatted collar files. Sample width values were hand entered into CSV formatted sample files with assay results pasted from laboratory reports. The channel sample files were then imported into Vulcan and modeled as synthetic drill holes using the eastings, northings, elevation, width and assay values. QAQC samples were not utilized in the channel sample stream until June of 2013, after which blanks and standard reference material were added to each sample batch.

Development Decline Sampling

            Beginning in January 2012, channel sampling of face and RIBs in the underground decline was implemented to identify un-anticipated mineralization intercepted during mine development. Initial sampling of the decline was inconsistent due to staffing limitations. As geologic staff increased, underground sampling of the decline face and RIBs became routine. The assay results from daily sampling of the decline were mostly below grade. Eventually, the decline was only sampled when significant assay results from development muck sampled in the yard (labeled to designate distance from the survey spad to the face) indicated mineralization had been intercepted. In those cases, a geologist returned to the corresponding area in the decline to sample the RIBs.

            Development decline material has not been sampled since drifting on the vein structures began. Future sampling of development drifts may occur as needed.

            The methodology for sampling development decline material is as follows:

(i)

The geologist measures the distance from a reference point to locate the position the mineralized muck was taken from. The reference points utilized at the Fire Creek Project are either a 'miner's spad', a hole in the RIB used for mounting a hand-held laser distometer, or a spray paint line marker premeasured and labeled on the RIB by the miners with SMD during the main decline and crosscut excavations. These reference points have been surveyed.

(ii)	The geologist will spray paint markings designating five-foot sample intervals on the RIB face;

(iii)

The geologist uses a rock hammer to collect chips of the RIBs from a varying height above the floor to compensate for shot-crete or wire mesh. The chips fall into a clean bucket and are transferred to a bag. Bags are labeled as material is transferred to them.

(iv)

The geologist takes the bagged samples to the geology office and hand enters the data into a central Excel spreadsheet including SampleID, location, date, geologist name, sample widths, and a geologic description of the sample.

(v)	Decline samples were usually delivered to the assay lab in Elko the day they were taken. No QAQC materials were sent with these samples. The entire sample was sent to the lab.

(vi)	Tracking the sample was not routine. The sample status was derived from checking data entries of assay results and assay certificate on the company server.

            In some cases, the geologist will pre-label the bags in a numbered sequence or pre-label the bags with SampleIDs taken from the central Excel spreadsheet. Sample numbers from older sample sets were derived from sample booklets. These older samples were six digit numbers with an Alpha- suffix of R, F, LR, or RR for RIB, face, left RIB or right RIB. Details of the sample, such as to-from distance, geologic description, geologist, etc. were recorded in the sample booklets as the samples were collected. The location of the development decline samples was derived in the same manner as the face samples, itemized above.

           According to the authors of the Fire Creek Technical Report, Klondex's staff at the Fire Creek Project demonstrates knowledge regarding management of grab material for channel and decline sampling and the corresponding digital data. The methods of collecting and handling the material both physically and electronically are not optimal, but the results are acceptable for use in an initial analysis of the mineral resource.

Sample Preparation for Drilled Material

(i)

The Geotechnician ("Geotech") splits core in a mobile cargo container where the splitter is located next to the core logging facility. The core boxes are lifted onto on a rolling counter to the left of the splitter. The splitter is in front of the technician. A cloth sample bag is on the floor at the feet of the technician for the split sample material. The sample bags have been previously labeled by hand using black magic marker by the Geotech according to the cut sheet. The labeling procedure may occur inside the office or at the core splitting facility. The Geotech splits core to best represent 50 percent of the sample bisecting veins equally. Splitting samples that contain visible gold mineralization ("VG") are supervised by the geologist. The left half of the split is returned to the core box, the right is dropped into the sample bag.

(ii)	When the single sample interval has been bagged, the full sample bag is stacked in numeric order on the floor by the door.

(iii)

The geologists assemble the standards and blanks and put that material into corresponding sample bags which they label by hand according to the cut sheet. The blanks and some of the standards are derived from material on site. The standards are kept in a locked cabinet.

(iv)

When an entire drill hole has been completely split, the bags of sample are stacked inside a large plastic bin outside the core facility with an open top. This entire bin of samples will be picked up and delivered to ALS Limited Minerals lab in Reno, Nevada ("ALS") by the lab driver.

(v)

QAQC samples are bagged and labeled by geologists from standards kept in the geology office. When the driver from ALS arrives, he is given these samples to accompany the dispatch of samples from the corresponding drill hole.

(vi)

The reserved halves of core in core boxes and extra RC chips in sample bags are stored outside on pallets in a lay down area referred to as the 'Mud Yard'. The lids of core boxes are secured by straps. The Geotech will notify the geologist when a hole is ready to be sent to ALS.

(vii)

An electronic sample submittal sheet is populated by hand-entry into the computer reading from the cut sheet. Two copies are made — one is the original hand-entered submittal, while the other is a scan of the completed submittal. One copy is filed in a core library; and the other is given to the truck driver for ALS.

            It is possible for empty pre-labeled sample bags to get out of order prior to being filled or a numeric value to be omitted due to handwriting. RC splits are sent to ALS for assaying. Pulps are stored in Reno, Winnemucca, and Elko at various laboratories. It is noted by the authors of the Fire Creek Technical Report that ALS is independent of Klondex and ALS is one of the world's largest services providers for geochemistry and assay analysis with operations in more than 350 locations, in 55 countries and on six continents. ALS has ISO 9001:2000 certifications at all locations.

Sample Preparation for Channel and Decline Derived Material

            Channel samples are bagged on site at the face or RIB. Bags are brought to the geology office. QAQC materials are inserted into the channel sample dispatch. Channel samples are delivered to ALS every twelve-hour shift.

Sample Analysis Protocol

            As of January 2013, the assay results and certified assays from the lab are emailed to three people: the Chief Geologist, Senior Geologist and Geologic Database Administrator. Assay results from ALS are stored as portable document formats ("PDF") on the Klondex server in a hierarchy of folders in a naming convention, based on source of drilled material, including channel samples, UG, surface core, surface RC, screen filter sampling, truck load samples, RIB sampling, muck piles, waste piles, and resamples of these same sources. This folder system is rudimentary and not user-protected. The PDF and CSV files from the lab are renamed to add the BHID for identification and for ease in referencing. The CSV files are also stored in the same hierarchy of folders as listed above. Excel files for use by mine modeling software, such as Datamine, are updated as to lithology, assay results and other edits, by means of copy and paste from the reported CSV files into the master files. There are no conversions made, such as from parts per billion to parts per million ("ppm").

            CSV files undergo extensive manual manipulation and editing. Dashes in the drill hole name are removed. The status of editing to the header files and assay results and other edits to clean the data are recognized by removal of the dashes from the BHID. These are cumbersome, labor-intensive edits. A new database is planned for managing these datasets more efficiently.

            The Fire Creek Project has an unreliable internet connection. There is no Systems Administrator to plan for or implement an enterprise system for data management, or a virtual private network ("VPN") connection between the Fire Creek Project and Elko office servers. An enterprise system would create a secure, user-password protected connection for immediate communication and for automated backups. At this time, data is transported on external hard drives between the mine site and the Elko offices due to unreliable internet access.

Quality Control Measures

            Historically, the QAQC used to check the consistency in assay reporting was either lacking or was not in any surviving reports. Beginning in March 2004 through the second quarter of 2012, Klondex samples were submitted to ALS and were reliant on the laboratory's in-house QAQC to monitor the sampling results. The current sequence of inserting field duplicates, blanks, and standards began in the second quarter of 2013 when Klondex began processing core on site. Prior to this, core was transported to Reno for cutting and sampling and QAQC was directed by MinQuest in Reno.

            Beginning in March 2004 through February 2012, ALS' QAQC checks on the Fire Creek Project samples included 12,465 in-house standard samples and 11,201 re-assays of the immediately previous sample inserted into the Klondex sample runs as part of their protocols. Also, beginning in August 2010 through to February 2013, ALS completed 1,264 duplicates derived from pulp of the prepared sample for the Fire Creek Project sample runs. Recently, ALS sent a summary of its in-house QAQC sample results to Klondex in one report for this period of time. The ALS report combines sample results from both surface and underground drilling.

            From the second quarter of 2012 to January 2013, Klondex submitted 152 of its own standards and blanks and 39 duplicate samples to ALS. From August 2012 to May 2013, Klondex submitted 193 of its own standards and blanks and 77 duplicate samples to ALS.

            Klondex's current QAQC protocol at the Fire Creek Project is as follows:

  Klondex staff inserts a blank in the first position of samples from a core hole;

  Staff inserts one of three types of QAQC standards every 20 samples. The three standards are 1) blank, 2) standard, or 3) duplicate;

  The blank is crushed, homogenous barren material (one blank standard is reduced, one is oxidized):

FCRDBLNK01= <0.005 ppm gold ("Au") (reduced),

FCOXBLNK01= <0.005 ppm Au (oxidized);

  For the duplicate sampling, staff submits an empty bag labeled with SampleID in sequence. The lab will then re-run the immediate previous sample in the drill core; and

  Klondex produces specific QAQC standards derived from low-grade, reduced basalt, which is crushed, and from pulverized sample standards in packets from Rocklabs Ltd.

            Klondex has mandated that ALS follow a protocol for samples between one ppm Au and ten ppm Au, determined by atomic absorption fire assay fusion analytical method ("AA23"), to run a duplicate. If by AA23, a sample is greater than ten ppm Au, the sample is re-assayed with gravimetric finish. For VG samples, Klondex staff submits samples for metallic screen fire assay. Also, if the assay results are very high grade (greater than twenty ppm Au), then ALS will re-assay the coarse rejects by metallic screen fire assay. For re-assays by metallic screen fire, Klondex requests two sample 'shoulders' on either side of the sample(s).

            From March 2004 to the second quarter of 2012, sample protocol was reliant on ALS' in-house QAQC to perform re-assays and duplicates of pulp prep samples. Recently, ALS provided Klondex with sample results covering standards, lab duplicates and prep duplicates for the Fire Creek Project surface and drilling samples from March 2004 to February 2013. Recent duplicate check assays show good correlation within tight tolerances for 39 surface and 77 underground core samples.

Sample Quality

            The authors of the Fire Creek Technical Report found that Klondex staff at the Fire Creek Project have shown a solid understanding with regard to management of the drilled core and associated digital data. The authors of the Fire Creek Technical Report indicate that methods of handling the drilled material both physically and electronically are acceptable for use in an initial analysis of the potential mineral resource and that there are system improvements that need to be implemented in the future as the project develops.

            The authors of the Fire Creek Technical Report are of the opinion that storage of the drilled material at the Fire Creek Project needs to be improved to ensure sampling integrity is maintained and that construction of a new facility for core storage, logging and long-term maintenance would alleviate this issue.

            The electronic data is rudimentarily compiled in a series of Excel spreadsheets ("Master Spreadsheets"). This is acceptable for use as an initial analysis of the mineral resource; however, the method of storing and editing Excel spreadsheets is susceptible to multiple errors throughout the data management process. In particular, the FROM-TO intervals contain overlap errors and raw data is cut and pasted by hand into non-secure Master Spreadsheets. At this point, the Master Spreadsheets contain multiple errors but are not considered, by the authors of the Fire Creek Technical Report, to be unusable if errors are noted and edits are performed. As of the date of the Fire Creek Technical Report, a direct assay certificate-to-spreadsheet-values audit has upheld the integrity of the spreadsheet data for a reliable mineral resource estimate for publication of the Fire Creek Technical Report. Klondex has plans to implement acQuire and LogChief in 2014. The authors of the Fire Creek Technical Report state that these software systems will address data management issues.

            The blanks data collected and used by Klondex (FCOXBLNK01 and FCRDBLNK01) display erratic results within an acceptable margin of error, which might indicate contamination within the sample runs. The authors of the Fire Creek Technical Report are of the opinion that the sampling protocol submitted to ALS should include the directive to run and flag the immediate subsequent sample for re-assay.

            Analysis of the standards submitted to ALS indicates a trend to under report the mineralization values in the higher-grade standards. The authors of the Fire Creek Technical Report believe this trend should be followed up by additional testing and with a cross-checking program conducted at an independent laboratory.

            The authors of the Fire Creek Technical Report are of the opinion that Klondex's current QAQC program for sampling protocols is managed in an acceptable manner. It is Klondex's intent, for samples with standards results outside the acceptable statistical means, to re-run the errant batch. To date, such re-runs have not been completed.

Data Verification

            In January 2013, QP Michele White commenced a review of Klondex's drilled and channel sample data and protocols for the Fire Creek Project. This review was performed for verification purposes to contribute the Klondex datasets to future evaluations of the 2013 Fire Creek Project underground mineral resource estimate. This validation addresses assay results from drilled material sampled between March 2004 and June 2013 for surface drilling, and between September 2011 and June 2013 for underground drilling and includes channel samples from production drifts and decline development.

            Klondex Geologic Data Administrator provided specific datasets for validation based on a centralized merger of historic datasets for use in resource modeling. The authors of the Fire Creek Technical Report analyzed a random population of datasets representing no less than one percent and optionally up to 25 percent of the total samples produced from sampled material used in the resource estimate. In addition to verifying mineralization values for sampled material derived from drilling and channel samples at Fire Creek, this validation also reviewed general technical data related to sampling, such as the location of the drill hole collars, channel sample locations and the downhole survey data per the sampled interval. Geologic data were also reviewed for the purpose of validating the data that would be used as part of the geologic modeling for shaping and projecting trends of the mineralized bodies for resource estimates. Specific technical dataset audits were compared for direct correlation, record-by-record, between the original source data and the 2013 Master Spreadsheets. Results were then compared to the 2013 Vulcan mining modeling software database ISIS ("ISIS") for consistency. The record-by-record validation produced a detailed examination of between seven-percent and ninety-nine-percent of the datasets, which upholds the integrity of the assay values in Master Spreadsheets.

            Three datasets and related source files for estimating the resource were reviewed by the authors of the Fire Creek Technical Report. The datasets reviewed are from the surface drilling program between March 2004 and June 2013, the underground drilling program between September 2011 and September 2013, and channel samples between April and September 2013. These datasets were reviewed for accuracy and as a validation of the underground mineral resource estimate for the Fire Creek Technical Report. Specific details of the sampled material include a review of:

  Collar locations: no raw survey data for drilled or channel samples; 380 drill holes in Klondex centralized Master Spreadsheets; 380 drill holes in the ISIS database; and 673 channel samples;

  Downhole survey: raw survey report data for 15 percent of all drill holes; Klondex centralized Master Spreadsheets; ISIS database;

  Lithology: historic electronic logs for 93 percent of all drill holes; Klondex centralized Master Spreadsheets; ISIS database;

  Klondex historic scanned cut-sheets with SampleID and intervals for one percent of all drill holes; Klondex centralized Master Spreadsheets; and

  Assays: Original ALS PDF assay result certificates for 79 percent of all drill holes; Klondex centralized Master Spreadsheets; ISIS database, assay certificates for channel samples.

            The ISIS database, inclusive of all drilled and channel sample data up to September 2013, complies with standards prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") protocol for use in mineral resource estimates. For each data set, at least five percent and up to 100 percent of the data under review was verified against original source data as listed above for accuracy. The result was a centralized database under the control of Klondex corporate staff.

            The authors of the Fire Creek Technical Report consider the verification work for such report to be of a sufficient level to allow the use of the database in the mineral resource estimate, provided that the results of historic and current drilling and control samples are deemed acceptable, which such authors are of the opinion that they are. In particular, the accuracy of the assay database has been quantified by independent review for 79 percent of the assay results utilized in the ISIS database by direct correlation with scanned assay certificates from accredited laboratories. Check results indicate there is no significant grade bias in the primary laboratory data.

Security of Samples

            From early 2004 until March 2012, material from split core, rejects, RC chips, and pulps were stored in multiple storage units at the business of Security Storage, 355 East Greg Street, Sparks, Nevada. Of this material, the RC chip and rejects were transported directly to these storage units either from the Fire Creek Project or from the ALS lab. Core material was first logged on site by a MinQuest project geologist and then transported to Reno, Nevada for cutting and sampling by a MinQuest-employed geotechnician. After cutting, the core was archived in a storage unit on custom-built shelving. There were up to 23 storage units rented for this archive during this time.

            For the 2013 core re-logging program, core was retrieved from storage units in the Reno warehouse and moved down the street to a rented logging warehouse in the same community in Sparks, Nevada (which abuts Reno in this neighborhood). Once logging was complete, core was palletized, banded and wrapped for shipment back to the Fire Creek Project. Currently, the banded core boxes are stored on site in a 'mud yard' pending construction of a fenced and protected facility.

            The storage of the drilled material is currently unsecured during the multiple stages of core handling. Core boxes are either stored on pallets outside of the logging facility or on pallets with straps over the lids in a core yard. A new core storage facility has been proposed, which would greatly enhance the integrity of the Fire Creek Project's drilled material over time.

Mineral Resource Estimates

            The Fire Creek Project mineral resource was estimated in accordance with CIM Definition Standards on Mineral Resources and Mineral Reserves. Best practice in estimation was applied. The purpose of the model update was to include the new drill holes, which were drilled since the last model in May 2011. All data coordinates are measured in the NAD83.

            The mineral resource estimate is based on data from 380 surface and underground drill holes, through August 31, 2013, and includes information obtained from the re-logging of 228,814 feet (69,559.5 m) of core. This estimate also includes 673 independently assayed RIB and face channel samples from underground drifting on the Joyce and Vonnie structures. Infill drilling on 75 feet (about 23 m) centers in conjunction with the underground development program increased the confidence level of the mineral resource estimate and, as a result, are included in the measured category in the mineral resource estimate.

            The Fire Creek Project geologic and resource modeling was prepared using Vulcan Software versions 8.1.3 and 8.1.4. The vein solids were modeled from both the assay data and the lithology logged data. Therefore, no strict grade cutoff was honored but care was taken to ensure that only vein material was modeled regardless of the grade. Block gold grades were estimated using inverse distance cubed methods and checked against an estimate created using nearest neighbor methods.

            Klondex provided drilling data as CSV format extracts from spreadsheets to Practical Mining. The CSV tables were loaded into a Vulcan ISIS database. The gold and silver assays were given as grams per tonne and the gold assay was then converted to opt by dividing by 34.2854. Assays were flagged by the vein solids and composited within the veins. The vein flag, "vn01', "vn02", etc. is stored in the vein variable in the database. Each drill hole that passes through the vein solid has at least one assay flagged with that vein's name. Only the gold opt assay was used for estimation. The silver assay data is not as complete as the gold assay data but should be estimated in future models in order to begin understanding the relationship with gold mineralization.

            There are 380 surface and underground drill holes and 673 channel and RIB sample sets used in this analysis. Of the 380 drill holes, 52 are RC and 328 are core. Only eight of the 52 RC holes contained intervals that were flagged by the vein models. The composites of all flagged assays were used for statistical analysis and estimation. No drill holes were eliminated for any reason.

Compositing

            The assays were composited on ten-foot downhole lengths honoring the vein flag. Therefore, the assays within the veins are separated from the lower-grade values outside of the veins. This compositing method usually calculates a single composite across the vein interval as most vein intercepts are less than 10-feet in length. Where the interval within the vein was longer than 10 feet, more than one composite was created.

            403 channels and drill holes were flagged with vein intercepts. These vein intercepts consisted of 1,101 samples with gold assays greater than zero for a total intercept length of 3,414 feet. The number of flagged composites with gold grades greater than zero is 674 for a total of 3,414 feet. All of these flagged composites were used for statistics and estimation.

            32 veins were modeled on two main northwest linear trends, which are about 1,300 feet apart east to west. Both trends generally strike N15W but the east trend ends at about 14,697,240 N and the west trend begins. This offset may be the result of a northeast trending fault but is not clear at his time. Current development and channel sampling is on the Vonnie (vn01) and Joyce (vn02) veins located in the North, Main and South zones of the eastern trend. The veins were modeled on N75E cross sections spaced 50 feet apart using the gold assay drill intercepts and geology. A strict cutoff grade was not enforced because portions of the vein are very low grade. Regardless of the grade, a low assay was chosen to represent the vein if the drill hole intercepted the modeled vein.

            The basalt and tuff units were not modeled in this analysis but, according to the authors of the Fire Creek Technical Report, should be in the future as they probably impact groundwater flow and rock stability.

Specific Gravity and Density

            The average density of all rock and all vein material is 0.0774 tons per cubic foot, which was provided by Shuai Chen, Chief Engineer at Klondex. This density value was derived from 15 samples collected on the Joyce (vn02) and Vonnie (vn01) veins and analyzed by SGS.

Block Modeling

            The block model was constructed using a 5x5x5-foot (1.52 m by 1.52 m by 1.52 m) parent block size (XYZ) and sub-blocking down to 0.5x5x5 feet (0.15 m by 1.52 m by 1.52 m). This modeling method creates a single block across the vein in the X direction within a tolerance of 0.5 feet. Therefore, the block width across the vein is within 0.5 feet of the actual width of the vein solid. The model is rotated with the X-axis oriented N75W. The block model origin (lower left corner) is 1736000E, 14693000N, 4600EL. The X length is 3,500 feet, Y length is 7,500 feet and the Z length is 1,400 feet.

            The vein names (vein01, vein02, etc.) are stored in the vein variable. Vein blocks are combined into a single name "vn" in the zone variable, whereas the low-grade blocks outside of the veins are called "waste".

Gold Grade Estimation and Resource Classification

            The gold grade variable in the block model was estimated using inverse distance cubed and the variable "au_nn" was estimated with nearest neighbor methods. The inverse distance cubed estimations were done in three passes. The first pass estimated the blocks classified as measured and these are named "meas" in the class name variable. The second pass estimated the indicated blocks and these blocks are named "ind" in the class name variable. The last pass estimated the inferred blocks, which are named "inf" in the class name variable.

            Anisotropic search parameters for gold were set to the average orientation of the veins. Distances were selected based on the spacing of sample intervals intercepting the solids and on the general orientation and shape of the interpreted veins. The largest search distance was chosen to ensure that all of the blocks inside the vein solids were estimated with gold grade. The waste blocks external of the veins were not estimated.

            The parameters for each of the passes are listed in the following table.

Domain	Pass	Parent			Major (ft)	Semi (ft)	Minor (ft)	Min Samp	Max Samp	Max/DH	Cap Grade
		X	Y	Z
in zone (vn)	meas	10	10	10	25	25	25	5	12	1	40
in zone (vn)	ind	10	10	10	100	100	50	2	12	1	40
in zone (vn)	inf	10	10	10	1000	1000	50	2	12	2	40

Measured and Indicated Resources by Zone

            Measured, indicated and inferred mineral resources by zone are listed in the following chart.

Resource Class	Imperial Units			Metric Units
Zone	Mass (000's Tons)	Grade (opt)	Contained Gold (000's oz.)	Mass (000's Tonnes)	Grade (gpt)	Contained Gold (kg)
Measured
Main	8	6.93	57.2	7	237.7	1,779
Total Measured	8	6.93	57.2	7	237.7	1,779

Indicated
Main	85	1.96	166.7	77	67.2	5,185
West	14	0.76	10.9	13	26.1	338
North	25	0.71	18.0	23	24.4	560
South	52	0.45	23.3	47	15.4	725
Far North	42	0.47	19.9	38	16.2	619
Total Indicated	219	1.09	238.7	198	37.4	7,426

Measured and Indicated
Main	93	2.40	223.9	85	82.3	6,963
West	14	0.76	10.9	13	26.1	338
North	25	0.71	18.0	23	24.4	560
South	52	0.45	23.3	47	15.4	725
Far North	42	0.47	19.9	38	16.2	619
Total Measured and Indicated	227	1.30	295.9	206	44.7	9,205

Inferred
Main	73	0.98	71.1	66	33.5	2,213
West	37	0.73	26.8	34	24.9	834
North	312	0.55	171.1	283	18.8	5,322
South	15	0.87	13.5	14	29.9	419
Far North	315	0.44	138.9	286	15.1	4,319
Total Inferred	752	0.56	421.4	683	19.2	13,107

Notes:
(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

(2)

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

	(3)	Mineral resources have been estimated at a cutoff grade of 0.20 opt (6.9 grams/tonne) calculated with a $1,250 per ounce gold price.

Parameters

            Significant parameters used in the gold interpolation include: assigning of parent block values to sub-blocks. Estimates are only calculated at the center of each 10'x10'x10' block, and those values are assigned to all sub-blocks existing within the parent block space; only composites with a value ≥ 0 were used. A minimum of five and maximum of 12 samples were used to estimate measured blocks, min of two and max of 12 to estimate indicated, and min of two and max of 12 to estimate inferred blocks. A maximum of two composites were used per drill hole. Composites were selected using anisotropic distances. Only composites within the veins were used to estimate blocks within the veins; and grades were capped (search restricted) at 40.0 opt for Au. Gold grades for blocks outside of the veins were not estimated. Some variables in the block model were populated using calculation scripts.

Other Resource Constraints

            The authors of the Fire Creek Technical Report are not aware of any environmental, legal, political or socio-economic constraints which could impact the mineral resource estimate that is the subject of the Fire Creek Technical Report.

Exploration and Development

            The Fire Creek Project has identified several high-grade epithermal vein arrays. Significant progress has been made during the past 24 months in terms of underground exploration and development, which has greatly enhanced the Corporation's knowledge and understanding of the geology and style of mineralization. The full extent and quality of these vein arrays will only be determined by a continuation of the current program of surface and underground core drilling and underground mine development.

            According to the authors of the Fire Creek Technical Report, underground drilling should continue in the veins identified near the current development workings to increase the level of confidence in these veins to an indicated classification. The decline should be advanced to provide an underground drill platform from which to drill the veins in the North and Far North Zones. While the decline is being advanced, additional drilling in this area can be completed from the surface to refine the vein targets.

            The authors of the Fire Creek Technical Report indicate that RIB sampling along the drifts on the Joyce and Vonnie veins is of limited value and should be supplemented by drilling shallow 10 to 20 foot holes into the RIB with hand held drills and sampling the drill cuttings. This will add a third dimension to the potential wall rock mineralization.

            The authors of the Fire Creek Technical Report are of the opinion that the Corporation should complete a preliminary economic assessment of the Fire Creek Project. This work would include mine planning, metallurgical testing, characterization and third-party process facility selection and establishment of a project timetable to reach commercial production.

            Core logging, mapping and sampling has identified mineralization in the wall rock immediately adjacent to some of the quartz/calcite veins. The authors of the Fire Creek Technical Report are of the opinion that this material should be modeled for additional mineral resources.

            The database of silver assays is not complete. Where deficiencies are identified, the authors of the Fire Creek Technical Report state that the sample rejects should be located and resubmitted for silver assaying to allow the inclusion of silver values in the next mineral resource estimate.

            The authors of the Fire Creek Technical Report have also made the following recommendations regarding the Fire Creek Project operations:

(i)

In order to support ongoing underground development and exploration work, the mine infrastructure improvements to the ventilation and secondary egress need to be completed. Additionally, the RIB should be constructed to enhance the water management and disposal capabilities.

(ii)

QAQC: The blanks, FCOXBLNK01 and FCRDBLNK01, display erratic results, which might indicate contamination within the sample runs and reporting results at the detection limits of the assaying method. The sampling protocol submitted to ALS should include the directive to run and flag the immediate subsequent sample for re-assay when the blank assay variance exceeds the acceptable limit.

(iii)

Analysis of the standards submitted to ALS indicates a trend to under report the gold mineralization values in the higher-grade standards. This should be followed up with a cross- checking program conducted at an independent laboratory.

(iv)

Develop a metallurgical testing program to determine optimum processing methods, recoveries and reagent consumptions. Samples for testing should be composited from similar styles of mineralization identified by core drilling and underground sampling. Additionally, the program should quantify the head grade versus recovery relationship.

(v)	Land Status: There is currently no title search to verify the claim status and the authors of the Fire Creek Technical Report recommend a title search be implemented.

(vi)

Data Management: The Fire Creek Project has an unreliable internet connection. There is no Systems Administrator or to plan or implement an enterprise system solution for a VPN connection between the Fire Creek Project and Elko office servers. An enterprise system would create a secure, user and password-protected connection for immediate communication and for automated backups. At this time, data is transported on external hard drives between the Fire Creek Project and the Elko offices due to unreliable internet access.

Midas Project

            Klondex has a 100% ownership interest in the land block known as the Midas Project in Elko County, Nevada, U.S.A., through its indirect wholly-owned subsidiary, Midas Operations. The following summary is based on the Midas Technical Report.

Project Description and Location

            The property comprising the Midas Project is a high-grade volcanic rock-hosted gold-silver deposit in faulted and brecciated basalt related to the NNR. The deposit is located in Elko County in north-central Nevada in a sage and grass covered hillside of the Snowstorm Mountains overlooking Squaw Valley to the south. The Midas Mine is located one mile from the town of Midas, Nevada, about 60 miles (96 kilometers) east of Winnemucca on Nevada State highway 789 from Interstate Highway I-80, or 80 miles (128 kilometers) from Battle Mountain driving west then north. The closest towns with services are either Winnemucca or Battle Mountain on I-80. Access from the closest commercial air service is in Elko. Elko is approximately three hours driving time if going through Battle Mountain for 150 miles. There is a remote, back roads access to Midas from Elko through Tuscarora via a road which does not have winter maintenance. The remote access from Elko to Midas is 90 miles (145 kilometers) but the drive time would also be about three hours due to the unimproved roads.

            The portal to the underground mine is located approximately one half mile west of the mill and other site facilities. The portal provides entry to a system of declines and ramps that access the gold- and silver-bearing veins. Mining levels are developed at 50-foot (ft) vertical intervals to access the mineralized vein. The mineralized material is excavated and loaded into underground haul trucks, which transport it to a surface transfer stockpile located outside the mine portal. The mineralized material is then trucked from the transfer stockpile to the main mineralized material stockpile area adjacent to the mill. In the mill, the mineralized material is crushed, processed, and refined to extract gold and silver. Molten gold/silver is poured from the refinery furnace into molds, and the resulting doré is shipped off-site for refining.

Status of Mineral Titles

            The total land package in the Midas district (including easements, etc.) covers approximately 30,000 acres. This includes fee lands, federal unpatented mining claims, seven mining leases, BLM right of ways, general agreements, easements and surface use agreements. Within the 30,000 acres, there are 1,489 federal unpatented mining claims. Fee lands comprise approximately 2,417 acres of the land package. About 1,311 acres of the fee land include surface and mineral rights, while the other 1,106 acres include only surface rights. Some of the surface-only fee lands are lots within the town of Midas.

            The claim locations are based on location of monuments and their dimensions cited to the BLM thereof. The authors of the Midas Technical Report are not aware of any conflicting surface rights within the Midas land package. Other considerations that might affect accessing claim status include grazing rights and protected habitats. Grazing rights may exist in the area; however, conflicts with local ranchers are not common in this region. Newly established protected habitat for sage grouse had not been defined in this area as at the date of the Midas Technical Report. There are archaeological considerations in the immediate area of the Midas Project; however, all new surface disturbances proposed are reviewed and permitted by the BLM prior to construction. Land information regarding claim status and fee lands was provided by Newmont, and to the knowledge of the authors of the Midas Technical Report at the time it was authored, there were no environmental or social factors that would affect land title. The following table summarizes the fee holdings encompassing the Midas Project.

Section	Legal Description	Acres (Approx)
T38N R46E MDB&M, APN 004-250-0003, Surface and Mineral Rights		40.9
Section 2	NW4NW4

T39N R46E MDM, APN 004-260-03, Surface and Mineral Rights		840
Section 9	E2NE4
Section 10	W2N4, SW4
Section 22	E2N W4, SE4
Section 27	NE4, NE4NW4
Section 28	W2NW4

T39N R46E MDM, APN 004-260-03, Surface Rights Only		1019
Section 9	W2NE4, E2NW4
Section 15	E2W2, W2E2
Section 22	NE4
Section 28	W2SE4, E2SW4
Section 33	NE4
Section 34	SW4NW4, Lot 1

Total acres:	1899.9

            The following table summarizes the Midas town site lots.

Lot No.	Block No.	Assessor's Parcel No.
6-7	I (Gold Circle)	03-523-03-2
8	I (Gold Circle)	03-523-02-4
11-12	Q (Gold Circle)	03-526-01-9
1	S (Gold Circle)	03-521-05-1
2	S (Gold Circle)	03-521-04-4
1	W (Gold Circle)	03-513-03-3
3-16	W (Gold Circle)	03-513-01-7

            Property agreement and holding cost obligations are listed in the following table.

Due Date	Project	Descriptor	Annual Obligation	Payable/Due to	Notes
4/2/2013	Midas	29-607-0044	110,000	Third party lessor	Annual Rental
8/1/2013	Midas	29-607-0001-A	10,000	Third party lessor	Annual Rental
4/18/2013	Midas	29-607-0039	75,000	Third party lessor	Advance Royalty
7/1/2013	Midas/ Frazer Creek	29-607-0001	75,000	Third party lessor	Advance Royalty
10/30/2013	Midas	29-607-0002	50,000	Third party lessor	Advance Royalty
11/1/2013	Midas	29-607-SR-07	3,500	Third party lessor	Right-of-Way fees
1/1/2017	Midas	29-607-SR-01	795	BLM ROW N-61100	Right-of-Way fees
1/1/2020	Midas	29-607-SR-02	310	BLM ROW N-66023	Right-of-Way fees
8/31/2013	Midas/ Midas EXPL/ Midas POO	29-607-0005, 6, 7, 40, 42	219,856	Midas et al., CAT 1-58, MDS 1-49	Annual Claim Fees- 1,456 unpatented claims owned by Klondex
8/31/2013	Midas/ Frazer Creek	29-607-0001	3,926	Third party lessor	Annual Claim Fees- 26 unpatented claims leased from Domenichelli: Laura 6, 20 Redar 1-5, Estar 1-19
8/31/2013	Midas/Lee	29-607-0002	1,057.50	BLM $980 Elko County Recorder $73.50	Annual Claim Fees- 7 unpatented claims leased from Powell et al: King Midas, King Midas No. 2, Dixie, Dixie no. 1-3, H-2
		Total $	549,444.50

            The royalties owed by Klondex in relation to the Midas Project are listed in the following table.

Agreement	Royalty
Mining Lease dated August 1, 1990	5% NSR
Grant Deed dated January 12, 1993	2 patented mining claims; Banner, Gift No. 1 (1% NSR to a $30,000 maximum royalty payment).
Grant Deed dated January 25, 1993	1 unpatented lode mining claim known as the New Grant; (1% NSR to a $100,000 maximum royalty payment).
Grant Deed dated January 27, 1993	2 patented mining claims; Gold Crown and portion of Oversight Fraction (1% NSR to a $100,000 maximum royalty payment).
Grant Deed dated March 17, 1993	1 patented mining claim; Ripsaw No. 2 (1% NSR to a $100,000 maximum royalty payment).

Agreement	Royalty
Mining Lease dated October 30, 1995

During the 30 year term of agreement: (i) advance minimum royalties totaling $135,000 in the aggregate payable between execution of lease and third anniversary; (ii) advance minimum royalty of $50,000 payable annually after fourth anniversary of lease.

Production royalty of 2.5% of NSR.
Lease dated July 1, 2000	Advance minimum royalty totaling $150,000 payable between execution of lease and fourth anniversary and of $75,000 until the lease is terminated or expires, whichever first occurs.

NSR payable as a production royalty as follows: (i) 4% if the average spot price of gold quoted on the London Bullion Market, Afternoon fix, for a particular payment period is $500 or less; or (ii) 5% if the average spot price of gold quoted on the London Bullion Market, Afternoon fix, for a particular payment period is $700 or less; or (iii) 6% if the average spot price of gold quoted on the London Bullion Market, Afternoon fix, for a particular payment period is greater than $700. When the Lessee has cumulatively paid the Lessor the sum of $1,000,000 in advance minimum royalties, production royalties or other form of pre-payment of same, the production royalty shall be reduced by 1% of NSR so that the above percentages will be 3%, 4% and 5%, respectively.

Agreement Transferring Property Interests and Terminating Mining Lease With Option to Joint Venture dated August 11, 2000	Laura 6 and 20 unpatented lode mining claims are subject to a 2% NSR and portions of the REDAR 3, 4 and 5, and ESTAR 1, 7, 8, 11, 18 and 19 unpatented lode mining claims are subject to a 1% NSR
Mining Lease and Agreement dated April 18, 2005

Advance royalty payments going forward of $75,000 on April 18, 2014, $100,000 on April 18, 2015 and $100,000 on each April 18 thereafter; commencing on April 18, 2016, advance royalty payments shall escalate by 5% each year. 50% of all advance royalty payments to be credited against production royalty payments otherwise payable: (i) for precious metals, 4% NSR if average gold price per ounce ("AGP") is less than or equal to $500.00, 5% if AGP is between $500.01 and $700.00, and 6% if AGP is $700.01 and above; and (ii) 3% NSR for ores other than precious metals, all subject to proportionate reduction in certain circumstances in accordance with terms of lease.

Mining Sublease and Option dated April 2, 2007

1.5% NSR on properties identified in Part 1 of Exhibit A of the Mining Lease with Conditional Purchase Obligation Agreement dated April 2, 2007 (attached as Exhibit I to sublease), 3.0% NSR on properties identified in Part 2 of Exhibit A, subject to proportionate reduction in certain circumstances in accordance with terms of sublease.

Royalty Agreement dated February 12, 2014	The payee under the royalty agreement will receive a 2.5% NSR royalty from all production on the Midas Project starting in 2019.

Location of Mineralization

            The Midas Mine and facilities are located near the southern limits of the land package, primarily within sections 22 and 27 of T39N R 46E.

            Klondex has an approved plan of operations with the BLM covering exploration activities at the site. The permits required to operate the mine and mill are listed in section "Environmental Liabilities, Permits, and Social Impact — Permits". The authors of the Midas Technical Report are not aware of any environmental liabilities beyond normal reclamation and site closure costs that exist at the Midas Mine. The existing tailings storage facility is nearing capacity and further expansion is limited and carries a relatively high cost compared to constructing a new tailings storage facility. This will require an amendment to the existing plan of operations and may take two or more years to secure. There are no other regulatory issues known to the authors related to the continued operation of the Midas Project.

            The Midas gold mineralization transpires in steeply dipping epithermal veins within Tertiary basalt flows and intrusive rocks. The mineralized basalt rocks at Midas are a unique suite of mafic-intrusive rocks characteristic of a regional northwest-trending structural zone. The NNR system, which is useful in understanding the timing and structural control of the mineralization, has been documented in multiple geophysical studies, as discussed in the Midas Technical Report, and is distinguished as a narrow, linear magnetic anomaly 30 miles (50 km) wide that extends 190 miles (300 km) south to south east from the Oregon-Nevada border to central Nevada. The rift emanates from the McDermitt Caldera in northwest Nevada and is likely related to the migrating Yellowstone hot-spot.

Accessibility, Climate, Vegetation, Physiography, Local Resources and Infrastructure

            The Midas Mine can be reached from the town of Winnemucca by driving east on Interstate Highway I-80 for fifteen miles and northeast for 43 miles towards the town of Midas. The entrance to the mine site is about two and one half miles past the town of Midas. To reach Midas Mine from Battle Mountain, drive west on I-80 for 36.5 miles and then northeast towards Midas.

            The roads leading to the mine are mostly unpaved but maintained by state, county and Midas operation's crews in order to service the ranches and mines in the vicinity. In this part of Nevada, it is common for mine staff to commute long distances for work on a daily basis. The average commute for Midas staff is one and a half to two hours each way. Road maintenance of the main access is reliable because the roads are also used by ranchers and other mining companies.

            The climate at Midas is typical for northern Nevada with hot summers and cold winters. Average daily summer temperatures range from 50°F to 95°F, and average winter low temperatures range from low 15°F to 40°F. Summer temperature extremes may reach above 100° F for short periods, and winter extreme temperatures may drop to below 0° F for short periods. Fieldwork, including exploration drilling, is commonly conducted throughout the year in this area. Mines in Squaw Valley typically operate all year without experiencing any major weather-related problems. Midas vegetation is mainly limited to sagebrush, other species of low vegetation, and some grasses. There are no trees at the project. Due to the low amount of rainfall, the vegetation is low and sparse.

            The Midas Mine is in the foothills on the southeast slope of the Snowstorm Mountains on the north side of Squaw Valley. The elevation of surface infrastructure lies mostly between 5,400 to 5,800 feet. The USGS published a base-relief map, which covers the project area titled "Tuscarora 100K Quad USGS quadrangle". The topographic relief is moderate with mature topography consisting mostly of rounded hills with steeper grades along more competent strata.

            The Midas Mine is a well-established facility with extensive underground mine workings and a proven process facility with nameplate capacity of 1,200 tons per day. Power was supplied from Newmont's Dunphy power plant via NV Energy Corp. ("NV Energy") transmission lines and the Osgood substation. Klondex purchases power for the Midas Mine from NV Energy.

            The towns of Winnemucca and Battle Mountain, about 54 miles southwest and 43 miles south of the Project, respectively, are the nearest larger towns and are home to a workforce of mining professionals and laborers as well as mine industrial suppliers. These towns are the only locations with amenities and services such as motels, fuel, grocery stores and restaurants. Newmont supplied its Midas operations through its centralized warehousing rather than maintaining an on-site warehouse. Klondex will need to assess the inventory items and stocking levels necessary to support the operation and establish a supply chain, which could be accomplished relatively easily due to the availability of well-established local suppliers already established in the region.

            The most accessible rail siding is located near the town of Golconda, a small community of about 200 people, the point of departure from the interstate on the best maintained route to the Midas Project. Golconda has no services, with the exception of an intermittently operating convenience store.

            The local infrastructure and Midas Mine land position are adequate to support ongoing exploration and mining activity. There is land available adjacent to the existing tailings storage facility to support expansion of that facility as needed.

History

            The Midas Mining District, also known as the Gold Circle district in its earlier years, has a historic gold production dating as early as 1907. Modern exploration methods were employed in the district casually in the 1970s and 1980s by various companies and exploration began in earnest in the early 80s when Franco-Nevada Mining Corporation Limited ("FN Mining") assembled a land package at the urging of Ken Snyder.

            The official discovery of the Ken Snyder Mine occurred in 1994 (renamed the Midas Mine in 2001). Mine development commenced in 1997, and FN Mining operated and maintained ownership until the mine was acquired by Normandy in 2001, followed by the Newmont acquisition of Normandy in 2002. Newmont has operated the Midas Mine continuously since the Normandy acquisition.

            The Midas land package is quite large, extending well beyond the known mineralized extents, and exploration has been more or less ongoing, with pauses to focus on mine delineation. In 2012, Newmont ceased all exploration activity at Midas and began to plan for final depletion and closure.

            Exploration techniques employed over the years include soil and rock chip sampling, surface mapping, geophysics, and drilling. Thirty eight holes were drilled by Newmont in the 2011 to 2012 field season to test fourteen targets with follow-up work recommended in four of the areas tested. The follow up work was never completed.

            Midas is a historic mining district, with recorded production beginning in the early 1900s. Most accounts attribute about 300,000 oz. of gold and 3 million oz. of silver production to a period beginning in 1907 and continuing until 1942 when non-essential mining activity was suspended by the War Production Board. Early production was from high grade veins mined extensively underground and locally at surface, sporadically augmented by discoveries of placer deposits. Since modern mining began in 1998, 2.2 million ounces of gold and 26.9 million ounces of silver have been produced by FN Mining, Normandy and Newmont.

            Recent production from the Midas mill is presented in the following table. Production rates peaked in 2011 and declined in both succeeding years. Gold ("Au") grades have also declined indicating the approaching depletion of the Main Veins. Silver ("Ag") grades increased in 2013 also indicating the shift in production from the Main Veins to the East Veins.

Year	Kt	Au (opt)	Ag (opt)
2013(1)	190	0.21	5.7
2012	330	0.23	4.1
2011	367	0.31	4.3
2010(2)	327	0.43	6.0
2009(3)	291	0.51	6.9

Notes:
	(1)	Ten months year to date.
	(2)	Includes toll milling 35kt containing 27 koz. Au and 194 koz. Ag of Hollister material.
	(3)	Includes toll milling 35kt containing 34 koz. Au and 361 koz. Ag of Hollister material.

            Newmont historic mineral reserves and resources are presented in the following three tables which appear in the Midas Technical Report. A qualified person within the meaning of the NI 43-101 has not done sufficient work to classify these historic estimates as current mineral reserves or resources and the Corporation is not treating these historical estimates as a current mineral reserves or resources.

Geological Setting

Regional Geology

            The Midas Mine is located in the south flank of the Snowstorm Mountain range near the eastern margin of the NNR structural domain, hosted in bimodal volcanic rocks. The NNR domain contains structures that are associated with region wide epithermal-type gold veins, such as those that occur at the Fire Creek Project, Mule Canyon Mine, and the Hollister Mine (under the name of Rodeo Creek), all of which occur within the NNR structural domain and share similar mineralization characteristics. The following figure shows the regional geologic and structural map and indicates certain of the properties within the NNR area.

Grid: UTM NAD83 Zn11N Intl feet
Twin Creeks
Turquoise Ridge
Pinson
Midas
Hollister
Fire Creek
Pipeline-Cortez Hill
Legend
NNR
Mines
Faults
Rock Types
Lithology
alluvium
andesite
arkose
ash-flow tuff
basalt
chert
claystone
conglomerate
diorite
gabbro
glacial drift
gneiss
granite
granitoid
granodiorite
greenstone
landslide
limestone
marble
metavolcanic rock
playa
quartz latite
quartz monzonite
quartzite
rhyolite
sandstone
schist
serpentinite
shale
siltstone
KLONDEX MINES LTD.
Klondex Mines Limited
Midas Mine
Elko County, Nevada
0
10
20
Miles
N

(Modified from Ludington et al., 2005).

             The NNR structural domain is distinguishable on regional scale magnetic maps as a prominent north-north west (NNW) trending band of magnetic highs. This distinctive magnetic signature is caused by detection of a series of Miocene-age syn-rift volcanic and hypabyssal rocks of dacite to basalt in composition.

            The rift is thought to originate at the McDermitt Caldera in northwest Nevada and is related to the initial eruption of the Yellowstone hot-spot, as discussed in the Midas Technical Report. The NNR is bounded on the west by north-west trending regional lateral faults. Along strike of these regional faults are a series of smaller, localized intersecting sub-parallel, northeast-trending, high-angle normal faults that that form grabens.

            The overall orientation of down-dropped basement blocks within the NNR domain infers a rift-setting with tensional, pull-apart deformation along predominantly north-northwest fault orientations. Basement blocks are down-dropped to the south in the northern portion of the domain and down-dropped to the north in the southern portion of the domain. The Midas deposit is located near the northern extent of the NNR. At Midas, normal faults occur in both northwest and northeast orientations. Extension during rifting was in an east-northeast to west-southwest direction. Based on the orientations of rift-related dikes and faults in the younger volcanic sequence, extension persisted until sometime after 10 million years but before 6 Ma. At that point, a change in plate motions rotated the extension direction to a northwest-southeast orientation. Along the NNR, this change disrupted the rift and formed a series of fault-bounded, east-northeast-oriented grabens. These grabens are spectacularly exposed along the Midas trough, at the north end of the Shoshone Range.

            The chemical composition of the volcanic and intrusive rocks varies greatly within the rift zone throughout its length. Subsequently, rocks from one mining district often cannot be correlated with those from another. Mineralization is contemporaneous with mid-Miocene volcanism. Volcanism continued into the late Miocene era frequently capping the mineralization with a thick and barren sequence of volcanic rocks.

            Gold mineralization at Midas is structurally controlled by normal faults within the NNR. The style of structurally controlled mineralization observed at the Midas Mine is typical of rift-hosted gold deposits, with epithermal mineralization associated with an intrusive center.

            The significance of regional intrusive centers to mineralization in the NNR is not well understood. The nearest intrusive stocks to Midas are Carlin-Trend in age of 30 to 40 Ma, which is older than Midas mineralization. Regional mineralization typical of the NNR, which is epithermal bonanza-style vertical veining, sometimes occurs where there are intrusive centers but not all of the intrusive centers in the NNR are sources of mineralization. Mafic rocks within the NNR may or may not be related to the hydrothermal mineralization. Most of the intrusions associated with mineralization at Mule Canyon, where dike contacts are key indicators for locating mineralization, are mafic in composition, but not all the mafic intrusive rocks in the NNR are mineralized. The majority of the mafic volcanic rocks in the NNR occur between the Sheep Creek Range north of Highway I-80 to south of the Shoshone Range at Fire Creek. Mafic volcanic rocks are a minor component at Hollister and Fire Creek. The southeastern-most basalt flows occur at Buckhorn. Mafic intrusive rocks within the NNR also occur as sheeted dikes as far south as the Roberts Mountains.

            The vein and alteration mineralogy observed at Midas, Fire Creek, and Mule Canyon are related to the mafic host rocks. Intrusive mafic rocks associated with gold mineralization have been intersected by drilling at Midas. Eruptive centers on the western margin of the NNR produced a widespread sequence of mostly mafic to intermediate volcanic rocks observed at Midas. NNW striking normal faults are the main controlling structures for mineralization at Midas, which are observed on a regional scale in the northern part of the NNR.

Midas Mine Local Geology

            The Midas deposit is the largest known high-grade Au-Ag vein deposit within the NNR. The Midas deposit belongs to a suite of middle Miocene low-sulfidation epithermal gold and silver mineralizing systems associated with magmatism and faulting along the rift. Interpretation of new 40 Argon ("Ar") isotope and 39 Ar isotope dates for volcanic rocks and hydrothermal minerals related to gold mineralization and additional isotopic dates throughout the Midas region constrain the timing of volcanic, tectonic, and hydrothermal activity. The Midas hydrothermal system developed following a change from mafic-dominated bimodal volcanism and basin formation to felsic volcanism, folding, and faulting at about 15.6 Ma.

            From 15.6 to 15.2 Ma, sediments and tuffs were deposited on a relatively impermeable rhyolite flow at Midas. During this period, faulting and tilting of the volcanic edifice created pathways for hydrothermal fluids that flowed to the surface forming sinters and hydrothermal breccias. Approximately 200,000 years after the change in volcano-tectonic regime, oblique-slip faulting took place along zones of pre-existing weakness, creating dilational zones and additional channel ways for mineralizing fluids.

            At 15.4 Ma, high-grade gold and silver veins formed in fault zones throughout the NNR region near Midas, depositing at least 4 million ounces (Moz) of gold and 40 Moz of silver regionally. The timing of high-grade Au-Ag mineralization is identical to the age of rhyolite intrusions whose source magma chamber likely provided the heat necessary to drive the hydrothermal system. The age of an unaltered tuff that unconformably overlies opalized sediments establishes that tilting of the units and the hydrothermal system had ceased by 15.2 Ma. The temporal and spatial coincidence of rhyolite volcanism, faulting, and high-grade mineralization may reflect the importance of contributions from deeper fluid reservoirs containing magmatic components or highly exchanged meteoric waters.

            Midas formed during a middle Miocene pulse of bimodal basalt-rhyolite magmatism that was widespread throughout the northern Great Basin. The Midas deposit is hosted by a deeply eroded section of Miocene volcanic rocks along the eastern margin of the NNR. Drilling in the Midas area has shown that Miocene tuffs, flows, and volcaniclastic rocks extend to a depth of at least 1.5 km beneath the present surface. The depth to older Tertiary volcanic rocks as well as pre-Tertiary basement beneath Midas is unknown. Mineralized material is confined to steeply dipping, banded quartz veins including the Colorado Grande and Gold Crown veins within north-northwest—striking faults in felsic units. Unaltered rhyolite vitrophyre and ash-flow tuff top the hydrothermally altered host rocks.

            Numerous mafic sills and dikes intrude, and flows are interbedded within, the felsic volcanic and volcaniclastic section described above, and are named Tbg. Peperites (a sedimentary rock that contains fragments of igneous material and is formed when magma comes into contact with wet sediments) grade laterally into a feature described locally as a clastic dike. The clastic dike is sub-parallel to a north-south-striking fault that contains the Colorado Grande vein. Emplacement of the clastic dike apparently was controlled by this fault.

            The structural setting of the Colorado Grande vein was provided in a laterally and vertically persistent, north-south to N30°W-striking, steeply northeast dipping normal fault. The Gold Crown vein formed in a steeply northeast dipping, N 50° to 60° W-striking fault that splays into the footwall of the Colorado Grande vein on the Midas fault. Other fault splays of similar orientation in the hanging wall host additional veins. The Midas fault is the principal structure in the mine and dips typically exceed 70° to the southwest and northeast. Late lateral shear movement in the Midas fault created northwest dilational openings that have been in-filled by the Colorado Grande vein. The Gold Crown, Discovery, and Snow White veins to the northwest are all extensional veins, differing in character from the Colorado Grande vein.

            The Colorado Grande and Gold Crown veins formed during multiple episodes of deposition and brecciation. Early silica flooding and brecciation of the wall rocks was followed by deposition of banded veins, several centimeters to several meters wide, which comprise high-grade mineralization. Dark bands variably enriched in electrum naumannite, chalcopyrite, pyrite, sphalerite, and minor galena, aguilarite, and marcasite alternate with quartz-, chalcedony-, adularia-, and calcite-rich bands, as described in the Midas Technical Report.

            The alteration assemblages at Midas show zonation centered on the main veins. Weak propylitic alteration occurs at distances greater than 400 m from the veins. Minor veining and partial replacement of phenocrysts and groundmass by chlorite, calcite, minor smectite (predominantly montmorillonite), and a trace of pyrite characterize this alteration.

            The structural geology of the district as has been summarized as follows:

•	There are three general stress regimes responsible for the fault geometries and mineral deposition in the Midas district:

o	Generally NW-striking normal faults compose an orthorhombic system that is consistent with the regional mid-Miocene strain field, not local magma chamber inflation or caldera formation.

o	These faults were then re-activated under a transient change in the stress field that coincided with gold deposition. Return to normal faulting followed.

o	Data collected to date indicate that the late Owyhee faults comprise a normal fault system, rather than a left lateral one.

•

Application of a structural model in the periphery of the district will be hampered by the high- level of exposure in the system known to have blind veins. Growth faults at this level may display minimal displacement, much of which may be post-mineral.

            The Midas Technical Report provides that improved mapping of the outlying areas, in concert with Controlled Source Audio Frequency Magnetotellurics Testing ("CSAMT") testing will likely become the primary targeting tools outside the main district.

            The Midas fault, host to the Colorado Grande vein, is the principal structure in the mine. It strikes approximately N15°W and forms a structural high or arch within the district. Closure of rock exposures to the south, and general convergence of bedding strike on the west and east sides of the arch to the south, indicate a shallow southerly plunge. East side down, apparent normal movement, exceeds 1,000 feet based on drill hole information. Left lateral shear movement along the Midas fault has created northwest oriented, dilatant openings within the Colorado Grande vein that typically host high grade mineralization. Owyhee structures orientated N65°E are post to syn-ore deposition, as the Colorado Grande (Midas Fault) is displaced along the Northern and Southern Owyhee. These Owyhee structures result from the most recent basin and range extensional structural regime.

Drilling

Drill Core Sampling

            In November 2013, authors of the Midas Technical Report visited the Midas Project but did not observe any drilling or sample recovery. The procedures used have been summarized from interviews with the Midas technical staff that have been employed at the Midas Project by both Newmont and Klondex. These procedures are as follows:

1.

Handling of the drilled core from the station includes: drilling with a Diamec U8 core rig (other types of drill rigs have been used in the past). Drillers label core box lids with a unique Bore Hole Identification number (which includes the year), box number, and drilled interval; drillers put the core in with top of drilled sequence leading the run in the box and end of drilled interval ending the run in the box. Drillers label the end of the run to the nearest one tenth of a foot, and measure and record the recovery in feet on wooden blocks, which are put at the end of the drilled interval;

2.	Drillers stack full core boxes on a pallet in numerical order; and

3.

Drillers or geotechnicians either deliver the pallet to surface or take a partial delivery of core boxes in the back of their motorized underground personnel vehicle. They leave the pallet of core boxes (or individual core boxes on a spare pallet) at the core logging facility.

            Collar locations and downhole surveys were conducted by Newmont staff with Newmont equipment and the data uploaded directly into acQuire.

            Channel samples along production drifts were also incorporated into this mineral resource estimate. The channel sample locations are stored as "synthetic drill holes" in acQuire in order to utilize them spatially with software (northings, eastings, elevations, azimuth, dip, and length). The northing, easting, and elevation of the samples were derived from Vulcan after geologists digitized the channel sample locations into the digital underground drift asbuilt survey. The channel sample locations were not survey points that can be verified by the author, but the asbuilts are derived from surveys.

            It is not known by the authors of the Midas Technical Report what percentage of core recovery Newmont experienced at the Midas Mine.

            Material from split core, rejects, RC chips, and pulps were stored by Newmont onsite within a fenced and protected facility. Newmont logged core utilizing electronic tablets and uploading data directly into acQuire. Newmont's logging protocols for core have not been reviewed by the authors of the Midas Technical Report.

Face Sampling

            Face sampling methodology at the Midas Mine by Newmont geologists is typical of narrow vein mining operations. The geologists collected material from the face by hand with a rock hammer to chip off multiple fragments in the face across the vein and wall rock representing all material from a variety of features, such as silicified patches, oxidized breccias, vug-fill, free gold, etc. The Newmont geologist collected various features proportionately within a measured zone for one sample as follows:

1.	Before sampling and mapping a face, the geologist washed the face with water from a hose to expose the vein, structures such as faults, and alteration and to remove contaminants from the blast.

2.	Sampling and mapping followed the wash.

3.	Three samples were collected from the face: left wall rock, vein, and right wall rock from left to right. The area sampled was from the sill to the extent of reach by hand.

4.	Samples consisted of chips removed by rock hammer into a bag, which was slipped inside a bucket.

            A geologist pre-labeled the bags on the surface during pre-shift with a bar-coded sticky label, which was also stapled onto the bag. Additionally, the geologist also labeled the bags with a permanent magic marker.

5.	All samples had a three letter prefix followed by a six digit number: KSF000000 = channel sample.

6.	After the sampling procedures were completed, the geologist mapped the face and recorded vein widths, sample locations, and structural features in hand-written notes on a face sheet.

7.	The geologist marked the vein margins, structures, face heading, and distance with spray paint on the wall rock.

8.

The geologist took the bagged samples to the geology office and hand-entered data into a central Excel spreadsheet including SampleID, face distance, date, geologist name, sample widths, and a geologic description of the sample.

            The location of the sample channels are measured from known points along the drift alignment and posted on face sheets and plan maps. Location sheets are then scanned. Channel locations (faces) are digitized with Vulcan Software. Channel collar eastings, northings, and elevations are obtained using Vulcan software. Individual sample widths are obtained from mapping at the time of sampling. Channel location coordinates are exported from Vulcan into CSV-formatted collar files. Sample width values are hand entered into CSV-formatted sample files with assay results pasted from laboratory reports. The channel sample files are then imported into Vulcan Software and modeled as synthetic drill holes using the eastings, northings, elevation, width, and assay values.

9.	All samples collected within a twelve-hour shift were entered into a sample submittal form, which was saved on the company server.

            QAQC samples were not utilized in the channel sample stream at Midas.

10.	The samples were sent to the assay lab after every twelve-hour shift.

Sample Preparation, Analyses and Security

Core Sample Preparation

            Core sampling procedures related herein have been summarized from interviews by the authors of the Midas Technical Report with Midas Geology staff, as follows:

1.

The core boxes were lifted onto on a rolling counter to the left of the splitter machine. The splitter machine was in front of the geotechnician. A cloth sample bag in a bucket was placed on the floor at the feet of the technician for the prepped sample material.

2.

It is not known by the authors of the Midas Technical Report how sample bags for split core were labeled. However, Newmont utilized a bar coded system at the Midas Project and the labels may have been bar coded.

3.	The geotechnician split the core to approximately 50% of the sample bisecting veins equally.

4.	The left half of the split was returned to the core box, the right was dropped into the sample bag.

RC splits were sent to ALS for assaying.

5.	When the single sample interval had been bagged, the full sample bag was tied shut and stacked in numeric order on the floor by the door.

6.

The geotechnician assembled the standards and blanks into corresponding sample bags which were labeled according to the cut sheet. It is not known by the authors of the Midas Technical Report how the standards and blanks at Midas were derived.

7.

When an entire drill hole had been completely split, the bags of sample were stacked inside a large, open, plastic bin outside the core facility. The entire bin of samples was picked up and delivered to ALS by the lab driver.

8.	QA/QC samples were bagged and labeled by geotechnicians. When the driver from ALS arrived, he was given these samples to accompany the samples from the corresponding drill hole.

9.	The reserved halves of core were kept in core boxes and extra RC chips in sample bags and were stored on site at the Midas Project.

10.	The geotechnician notified the geologist when a hole was ready to be sent to ALS.

11.	An electronic sample submittal sheet was generated and given to the truck driver for ALS.

Channel Sample Preparation

            The following outlines the channel sample preparation methodology.

1.	Channel samples at the Midas Project were bagged on site at the face.

2.	Full bags were brought to the geology office.

3.	QA/QC materials were not inserted into the channel sample dispatch.

4.	Channel samples were delivered to Newmont's Twin Creeks lab every twelve-hour shift.

Quality Control Measures

            Newmont geologists routinely inserted blind standards and blanks with the drill core samples submitted to ALS for assaying. These standards and blanks were selected from an inventory of QA/QC materials maintained by Newmont at their Nevada operations. The authors of the Midas Technical Report reviewed the gold assay QA/QC performance only for the drill core submitted to ALS from drill holes that penetrated the eastern veins. The silver QA/QC data for the drill core was not reviewed and the gold and silver QA/QC data for the channel samples was also not reviewed by the authors of the Midas Technical Report.

            The performance of standard samples submitted with drill core to ALS is summarized in the Midas Technical Report. All of these results were found to be within acceptable statistical limits with the exception of standard GVL. The expected value for standard GVL of 0.0049 gold opt was below the detection limit for the assay method employed by ALS on the Midas drill core samples and the discrepancy as insignificant.

Opinion on the Adequacy of the Sampling Methodologies

            Newmont staff at Midas have shown a solid understanding with regard to management of the drilled core and associated digital data. The methods of handling the drilled material both physically and electronically are acceptable for use in an analysis of the mineral resource; however, there exist system improvements that should be implemented in the future as Klondex assumes operation of the Midas Project. According to the authors of the Midas Technical Report, there are no known quality assurance or quality control issues with the sampling protocol by Newmont at the Midas Project.

Data Verification Procedures

            In March 2014, Michele White, one of the authors of the Midas Technical Report, commenced review of Newmont drilling and channel sample data and protocols for Midas. This review was performed for verification purposes to allow the Newmont datasets to contribute to evaluation of the Midas mineral resource estimate. This validation addresses assay results from drilled material and channel samples from production drifts.

            Midas geologists provided specific datasets for validation derived from the Newmont acQuire database for use in resource modeling. The authors analyzed a random population of datasets representing 5% of the total samples produced from drilled and channel material used in the resource estimate.

            In addition to verifying gold and silver values for sampled material derived from drilling at Midas, this validation also reviewed general technical data related to sampling, such as the location of the drill hole collars and the downhole survey data per sampled interval. Geologic logs were also reviewed to validate the data to be used as part of the geologic modeling for shaping and projecting trends of the veins for resource estimates. The only datasets available for tracing channel samples to original data were face sheets for reviewing sample interval and geology. There were no assay certificates provided to the authors from an outside laboratory to validate the channel samples' gold values because the channel samples were processed in-house at the Newmont Twin Creeks laboratory and the results uploaded from the assay lab information system directly into the Newmont acQuire database system.

            Specific technical dataset audits were compared for direct correlation, record by record, between the original source data and the March 2014 exported tables from the Newmont acQuire database. Results were then compared to the March 2014 Vulcan mine modeling software database (ISIS) for consistency. The scale of detailed examination record-by-record produced a positive data validation covering 5% of the data used in the resource estimate that was derived from Newmont's acQuire database, which upholds the integrity of the assay values for use in the resource estimate.

Mineral Processing and Metallurgical Testing

            The Midas Mill has been in operation since 1998 and has recovered over 2,220,000 ounces of gold and over 27,300,000 ounces of silver. The Midas Mill uses conventional leach technology and Merrill Crowe precipitation, with gravity concentration after crushing and grinding.

Mineralogy

            As the Midas Mine has matured, production has shifted from the Main Veins to the East Veins. The metallurgy of the East Veins is more complex and has been the focus of metallurgical testing in recent years. Main Vein mineralization contains free-milling gold, associated with silver in electrum. Small amounts of silver associated minerals also contain recoverable silver values.

            The East Veins have gold values that are diminished compared to the Main Veins. The ratio of silver to gold is much higher in the East Veins. Mined silver-to-gold ratios in the East Veins can be as high as 50:1 and average approximately 22:1. Though silver occurs in gold related electrum, most is in more exotic silver minerals. Other selenide minerals may also be present. Primary silver minerals in the Midas East Veins are argentite (Ag2S), naumannite (Ag2Se), and aguilerite (Ag4SeS). Processing and recovery of these clay-related minerals have been studied by Newmont metallurgists.

            It has been determined that silver selenides are less soluble than electrum and argentite. Successful recovery requires a combination of finer grinding, higher levels of cyanide in solution, and increased leach retention times.

Testing and Procedures

            Third party metallurgical testing results are not available. Newmont has conducted extensive testing, both on-site and at other Newmont laboratories.

            Midas test work focused on East Vein mineralized material. Analysis included iterative leach tests varying the following parameters: blend, grind, leach time, cyanide, zinc, and leach catalysts such as lead-nitrate.

            Metallurgical test work was completed on multiple requested East Vein composites made up of exploration samples. The composites represented defined areas of Charger Hill, Ace, GP, Homestead, and Corral veins. Test parameters were targeted at a 75 to 80 percent passing a 200 mesh grind, and cyanide additions were monitored and maintained at 5.0 pounds per ton for the first twenty-four hours of a ninety-six hour residence leach. All percent recoveries are based on the back calculated head grades.

            The following table which is included in the Midas Technical Report indicates the type of samples that were used in East Vein test work starting in 2010.

Vein	Composite Sample	Au Recovery	Ag Recovery	Calc. Au Head opt	Calc. Ag Head opt	Comments
Charger Hill	Comp. #6	91.54	37.89	0.054	21.7	Low Ag Recovery
Charger Hill	Comp. #8	95.41	63.79	0.062	14.7	Highest Ag Recovery
Ace	Comp. #15	92.98	23.9	0.316	55.2	Lowest Ag Recovery
Ace	Comp. #19	82.13	57.54	0.028	9.7	Higher Ag Recovery
GP	Comp. #20	92.92	28.54	0.353	26.7	Lowest Ag Recovery
GP	Comp. #29	80.40	73.55	0.034	7.1	Higher Ag Recovery
Homestead	Comp. #30	81.00	75.71	0.038	16.1	Only comp representing Homestead

Corral	Comp. #31	75.79	63.45	0.051	21.5	Lowest Ag Recovery
Corral	Comp. #32	83.16	72.65	0.061	25.2	Highest Ag Recovery

            Toll milling of material from third party sources has been processed periodically at the Midas Mill since 2008. The focus of ongoing metallurgical testing has been to determine how these materials typically behave in processing as blended with Midas mineralized material.

            In summary, careful metallurgical practices during processing of variable mineralized material while maintaining gold recovery despite changing silver grades have been successful at Midas. Controlling the reagents in the refinery based on mineralogy have allowed the operation to benefit from the higher silver grades in the East Veins.

Mineral Resource Estimates

            The veins commonly referred to as the Main Veins at the Midas Project are the Colorado Grande (105), Gold Crown (205), Gold Crown Hanging Wall (305), Snow White (405), Discovery (505) and Happy (1081). These strike north westerly and dip 75 — 80 degrees east. Other veins in the main group are the Sleeping Beauty (605) and the Colorado Sur (705). The eastern vein group is comprised of the Homestead (777), Charger Hill (805), GP (905) and Ace (9052). These veins also strike north westerly but dip 70 — 75 degrees west. Nearly all of the previous mining has occurred on the main veins with development and limited production of the eastern veins beginning in 2013.

            The mineral resource estimate set out herein only includes the 205, 305 805, 905 and 9052 veins. These have been identified as the initial source of mine production over the next two to three years while Klondex develops long range exploration and mining plans. Newmont Midas geologists and QP Karl Swanson updated the geology and resource models for the veins included in this resource estimate during the period October 2012 to November 2013. This work serves as the basis for the mineral resources estimated for the Midas Technical Report.

Drill Database and Compositing

            The drill database used for the estimate is dated March 25, 2013 and the channel database is dated October 23, 2013. Drill holes were not distinguished between RC and core and are treated equally. The geology database includes fields for formation, rock type, silicification, quartz and naumanite. The formation field is the most used for modelling.

            Newmont geologists reviewed each drill hole and channel sample to determine which intercepts belong to each vein. Once this was determined, the vein field in the drill database was flagged with a numeric vein designation and the prefix "DH", "CH" (in the case of channel samples) or "ODH" (if a channel replaces a drill intercept). The assay fields used in the estimation were gold fire assay and silver fire assay.

            A single drill or channel composite was created for each vein intercept extending the full width of the vein. A separate composite database is maintained for each vein and the composite prefix of DH, CH or ODH allows selection of the correct composite during the grade estimation process.

Vein Modeling

            Three dimensional digital models are created of the hanging wall and footwall for each vein. These are digitized by snapping to the vein intercept points. The wall surfaces are then merged to form a closed model. This model is then used to constrain the grade estimation to only those blocks within the vein and grades are not assigned to any blocks outside of the vein model.

Statistics and Variography

            Univariate statistics for each vein and each set of composites were summarized for gold and silver. For each vein and each set of composites, grade caps were determined for gold and silver. During the estimation, the value of composites exceeding the grade cap were reduced to the cap value to limit the influence of exceptionally high grades.

            Gold and silver variograms were calculated for the 205 and 305 veins. The lack of sufficient channel sample data for the 805, 905, and 9052 veins prevents the creation of reliable variograms for these veins. The ordinary kriging estimation method was used to estimate blocks which are influenced by the channel data for the 205 and 305 veins. Blocks outside of this area and all of the 805, 905 and 9052 veins are estimated with the inverse distance squared method using only drill data.

Block Modeling

            Each vein block model is rotated along the general strike of the vein with the X axis perpendicular to the vein and corresponding to the width of the vein and the Y axis being the general strike of the vein. Block dimensions are five by five feet in the Y and Z directions, while the X dimension is set equal to the vein width. The X dimension (or width) is accurate to within 0.2 feet.

            Each block model uses two triangulations to create the blocks. A waste triangulation that surrounds the vein triangulation by 10 feet is used in addition to the vein triangulation. The result is that only three blocks exist in the width (or X) direction of the block model: a 10 foot waste block on the footwall side, the variable width vein block, and a 10 foot waste block on the hanging wall side. The blocks that would exist to the edge of the block model are not created to keep the model to a manageable size. All blocks are 5 feet by 5 feet in the Y and Z directions.

Grade Estimation and Mineral Resource Classification

            Grade estimation occurred in two passes for each variable. The first pass only selects composites within a restricted search distance, while the second pass uses an expanded search. The 205 and 305 veins were estimated with ordinary kriging using the channel and drill composites with a 60 foot search radius. Blocks peripheral to the channel composites were estimated using inverse distance squared and using only the drill hole composites within the nominated search parameters.

            Anisotropic search parameters for gold and silver were set to the general orientation of each vein. Distances were selected based on the spacing of composites intercepting the solids and on the general orientation and shape of the interpreted solids. However, larger search distances were used in the scond pass to ensure that most of the blocks inside the veins were estimated.

            Significant parameters used in the gold estimation include:

1.

Assigning of parent block values to sub-blocks. Estimates are only calculated at the center of each parent block, and those values are assigned to all sub-blocks existing within the parent block space.

2.	Only composites with a value greater or equal to zero were used.

3.	Composites were selected using anisotropic distances.

4.	Only composites within the veins were used to estimate blocks within the veins; composites outside the vein model were ignored.

5.	Grades were capped for each data population for each vein.

6.	A gold value of 0.0001 opt was assigned to the un-estimated vein blocks and the waste blocks.

7.	A silver value of 0.001 opt was assigned to the un-estimated vein blocks and the waste blocks.

            Mineral resource classifications were assigned to blocks based on the average distance to the composites used in the block estimation and on the total number of composites selected for the grade estimation. Measured resources require a minimum of two and maximum of eight composites and the average distance to those composites must be less than 50 feet. For indicated resources, the average distance must be greater than 50 feet and less than 100 feet with the same constraints on the number of composites used as in measured resources. Inferred mineral resources are those where the average distance is greater than 100 feet and less than 200 feet with the same requirements for number of composites as in measured and indicated resources.

Mine Depletion

            Mine depletion was incorporated into the block models using the asbuilt surveys through the end of January 2014. Blocks within the general mining perimeter of each vein were flagged as "mined" and excluded from mineral resource estimates. Gold equivalent values are calculated at the rate of 66 silver ounces per one gold ounce.

Block Model Validation

            On a global basis, the gold and silver estimation methods compare well with each other and with the average grade of the gold composites within the veins. The composites grade is higher than the block estimations, as is expected. On a local scale, composite grades compare well with the blocks around the composites.

Mineral Resource Statement

            The narrow vein mining methods practiced at the Midas Mine require a minimum stope width of four feet. The veins at the Midas Mine can vary in thickness from a few inches to over ten feet. Potentially economic mineralization must meet standard cut-off grade criteria as well as a grade thickness criterion before it is included as resource. Grade thickness is calculated by multiplying the block horizontal width by its equivalent grade. Mineral resources meeting the dual constraints of cut-off grade and grade-thickness cut-off for each vein are listed in the following table.

							Contained Metal (000's
		Thickness	Mass		Grade (opt)		oz.)
			(000's			Au			Au
Class	Vein	Feet	Tons)	Au	Ag	Equiv	Au	Ag	Equiv.
Measured	205	4.3	185	0.459	6.24	0.554	85	1,152	102
	305	1.9	39	0.507	6.21	0.601	20	240	23
	805	2.1	15	0.077	14.65	0.299	1	213	4
	905-2	2.8	17	0.111	21.70	0.440	2	366	7
	905	1.6	41	0.269	23.56	0.626	11	971	26
	Total	3.4	296	0.401	9.94	0.551	119	2,942	163
Indicated	205	3.9	221	0.280	4.02	0.341	62	887	75
	305	2.8	132	0.264	4.23	0.328	35	560	43
	805	2.6	79	0.073	12.45	0.261	6	983	21
	905-2	2.8	51	0.085	19.81	0.386	4	1,018	20
	905	2.7	154	0.170	15.05	0.398	26	2,323	61
	Total	3.1	638	0.209	9.05	0.346	133	5,771	221
Measured and Indicated	205	4.1	406	0.362	5.03	0.438	147	2,039	178
	305	2.6	171	0.319	4.68	0.390	55	800	67
	805	2.5	93	0.073	12.79	0.267	7	1,196	25
	905-2	2.8	68	0.092	20.28	0.399	6	1,384	27
	905	2.5	196	0.191	16.84	0.446	37	3,294	87
	Total	3.2	934	0.270	9.33	0.411	252	8,713	384
Inferred	205	3.6	67	0.243	3.65	0.299	16	243	20
	305	3.4	35	0.211	3.01	0.257	7	104	9
	805	2.7	11	0.068	10.14	0.221	1	116	3
	905-2	2.5	9	0.064	8.94	0.200	1	82	2
	905	2.8	133	0.187	8.25	0.312	25	1,098	42
	Total	3.1	255	0.195	6.45	0.293	50	1,643	75

Notes:
	(1)	Mineral Resources have been calculated at a gold price of $1,250/troy ounce and a silver price of $20.00 per troy ounce.
	(2)	Mineral Resources are calculated at a grade thickness cut-off grade of 0.70 Au equivalent opt-ft. and a diluted Au equivalent cut-off grade of 0.159 opt.
	(3)	Sixty-six ounces of silver is equivalent to one ounce of gold.
	(4)	Mining width is defined as four feet or the vein horizontal width plus one foot, whichever is greater.
	(5)	Mineral Resources include dilution to achieve mining widths and an additional 10% unplanned dilution.
	(6)	Mineral Resources include allowance for 5% mining losses.
(7)

Mineral Resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral Resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

(8)

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Mining Operations

            The near mine veins at Midas are divided into three major groups, which are shown graphically in the following figure and listed in the subsequent table.

Group	Vein Name	Vein No.
Main Veins	Colorado Grande	102
	Gold Crown	205
	Gold Crown HW	305
	Snow White	405
	Discovery	505
	Gold Crown Extension	108
	Happy	1081
East Veins	Homestead	777
	Charger Hill	805
	GP	905
	Acme	9052
South Exploration	Queen	1605
	SR	5005

            Prior to 2013, all production was from the Main Vein group, particularly the Colorado Grande Vein. With mining of the Main Veins nearing completion, Newmont began development of the East Veins in 2012 and 2013. The third group of veins is comprised of the Queen and SR veins located to south of the existing workings and across a major fault zone. These veins have not been mined and are defined only by surface drilling. Development to reach these veins and provide an underground drill platform for further delineation was halted in 2012 due to budget constraints. These veins represent a high priority near mine target for mineral resource additions.

Primary Mine Development

            Midas is a modern, mechanized, narrow vein underground mine and employs rubber tired haulage equipment to transport mineralized material and waste to the surface. Main haulage ramps are excavated 16 feet wide by 17 feet high. Spirals are typically located 1,000 feet apart along strike to optimize mineralized material development and are optimally located in the more competent rock of the footwall. Spiral accesses are 15' wide by 15' high, with a standard radius of 70' and standard gradient of plus or minus 12.5%. A typical level access has a ventilation/escape raise and access to an ore pass and waste pass. Level crosscuts to the veins are located on 50-foot vertical sublevels.

            Access for the East veins is from existing development of the Main veins. Spiral 7 is east of Spiral 4 and is accessed from the 4-4550 and the 4-4800 accesses. Spiral 8 is east of Spiral 3 and is accessed through the 3-4550 and the 3-4851 accesses. Additional drilling is required to determine the potential of Spiral 9 and the Corporation is planning to complete an exploration drift from the 1-5001, which would provide access to Spiral 9 if it is brought into the plan. If Spiral 9 is planned, it will also be accessed from the 4720 Haulage.

Ventilation and Secondary Egress

            Fresh air intake to the mine is provided by the downcast vent raise at 690 thousand cubic feet per minute and by the portal at 420 thousand cubic feet per minute. Three exhaust raises are strategically located to complete the ventilation circuit. The ventilation circuit is powered by seven main fans located at the surface of the ventilation raises. The main fans total 2,025 connected horse power.

            The raise near spiral four is equipped with an escape hoist and capsule to provide emergency egress if the main evacuation route is blocked during an emergency. Additionally, there are 15 refuge chambers distributed throughout the mine in the event evacuation is not feasible. These refuge chambers are equipped with carbon dioxide filters, compressed breathable air tanks, food and communication to the surface.

Power Distribution and Dewatering

            Electrical power to the mine is provided by a 4,160-volt feeder and stepped down to 480 volts for distribution. Step down transformers and circuit protection is provided by 22 load centers located throughout the mine.

            Water discharge from the mine currently averages 150 gallons per minute. Mine water requirements average 50 gallons per minute and are provided by treatment and recirculation of discharge. The balance of 100 gallons per minute is pumped to the tailings dam for evaporation.

Equipment Fleet

            The decline in mine production rates necessitated by declining resources gives rise to an excess of capacity in the mining equipment fleet at Midas. Klondex may elect to relocate some of its equipment to the Fire Creek Project rather than leave it idle at Midas.

Mining Methods

            Sublevel stoping is the primary mining method for the five narrow Main Veins. From the portal, there are three major haulages that access these veins through six different spirals. Generally, upper and lower sections of the same spiral were connected only through ventilation/escape raises. All mineralized material produced is hauled out of the portal in trucks to a temporary stockpile where it is loaded onto a surface haul truck, and delivered to the on-site mill.

            Mine development is controlled by geological conditions in the area. For the sublevel stoping method, sill development is driven at a minimum seven feet wide by eleven feet high to accommodate the size of long hole drills and 2-cubic-yard loaders. Where the vein thickness is wider than six feet, the sill width is increased to capture the entire vein. Sills are driven 500 feet north and south from the spiral cross cut. Once sills are developed, stoping begins. Stopes are drilled with a long hole drill from the floor of one level, to the back of the one below, then remote mucked from the bottom level, and finally backfilled from the top level.

            Typically, the mineralized material was divided into blocks of about four levels for development, or 200 feet vertically. Stoping begins by creating a cemented backfill barrier pillar at the bottom level of the mineralization block by benching eight feet below the level horizon, and the bench is then filled with 6% by volume cemented rock fill. The first stope has a drop raise drilled nearest to the mining face. Subsequent holes are blasted one at a time into the free face created by the drop raise to a standard panel length of 60 feet.

            Once empty, the stope is filled with dry unconsolidated waste backfill ("GOB") until it reached ten feet above the brow of the bottom cut. Next, a pillar of 2% by volume cemented rock fill is placed into the stope until it reaches within ten feet of the top cut (the drilling level). Next, the remainder of the open stope is filled with GOB. Finally, before the next stope is drilled, the toe of dry GOB is removed to reveal a free face that the next stope will be blasted into, eliminating the need to drill another drop raise. Rather, a fan pattern is drilled in the initial portion if the stope design to initiate extraction, followed by the same one-hole-at-a-time drill pattern for the remainder of the 60 foot panel. The final or intersection panel of every level is filled completely with 6% cemented rock fill.

            This sequence continues inward toward the intersection of the spiral access and upward to the top of the stope block in an advancing V pattern until all but the top level of the block is mined and backfilled. The long hole drill then drills up-holes from the top level upward to within six feet of the backfilled bench above. These up-hole stopes are not backfilled and it is vital to the mining sequence that the mining block above is completed and backfilled prior to mining the up-hole stopes on the last level of the stope block.

Shrink Stoping

            Shrinkage stoping costs are 25 to 50% higher than sublevel stoping. Shrinkage stoping requires moderately competent wall rock and can adapt quickly to variations in the vein geometry. The disadvantage of shrink stoping is that two thirds of the mineralization mined must remain in the stope until it is completely blasted. A shrinkage stope can extend up to 300 feet along strike in each direction from a central access raise.

            Shrinkage stoping is initiated by excavating a parallel waste access drift at the bottom of the stope with cross cuts to the vein to serve as draw points. The draw points are spaced at 20 to 25 feet intervals along the full length of the stope. One or two raises are mined and timbered to provide access for personnel and materials. Drilling and blasting is carried out by breasting down from the raise to the stope limits. The volume of mined material will swell up to 50% after blasting and it is this fact that makes shrinkage stoping possible. Following the blast, a volume of mined material equal to the swell volume will be withdrawn from the draw points immediately below the blast leaving the original mined volume in the stope to provide a working surface and support the stope walls. Once blasting has reached the upper limit of the stope, the mined material remaining can be removed from the draw points leaving the stope empty. The final void will be left open.

Ground Control and Dilution

            During either waste or mineralization development, ground control is a major part of the mining sequence. The face miners bar down loose rock immediately after a blast and install wire mesh and split-set bolts after every round in every heading. Some of the upper zones contain high clay content and low rock mass rating, which requires installation of Swellex bolts.

            Dilution in the stopes is generally controlled by the drill pattern but is also affected by the jointing of the wall rock immediately adjacent to the stope. When jointing and/or weak wall rock is present, the wall of the stope breaks into an hourglass shape and subsequently increased dilution. In areas where poor rock conditions are anticipated, prior to stoping, engineering issues a design to install cable bolts into the hanging wall of the stope. In cases of rock instability, the panel length is also reduced from 60 feet to 30 feet to increase wall stability and decrease the length of time a stope sits open before being back filled. In general, dilution in the long hole stopes is well controlled even in weak ground by adjusting drill patterns, installing cable bolts, and reducing panel length when necessary.

Other Narrow Vein Mining Methods

            The East Veins are modeled to be mined more narrowly than the Main Veins and have lower gold grades than the Main Veins. Newmont tested alternative mining methods within selected areas of the Main Veins that showed similar thicknesses in an effort to reduce dilution while holding down overall costs.

            An area in Spiral 2 on the 405 vein was chosen by Newmont to test resue mining. Resuing begins the same way as the previously described sublevel stoping method, with seven feet wide by eleven feet high bottom cut developed along the lowest stope level. Next, only the vein material is breasted down with as little dilution as possible and mucked out of the bottom cut. Finally, the breast-down is widened seven feet by blasting the remaining waste rock into the existing bottom cut. The waste is left as unconsolidated fill. The entire breast-down is then supported and the sequence repeated upward.

            Another area on the 305 vein between Spirals 4 and 5 was chosen for an Alimak stope. A raise contractor was hired to develop and timber two Alimak raises. This overhand cut-and-fill method allows the stope to be mined one cut at a time at a width of about four feet. The mineralized material is slushed to one of the two raises, mucked from the bottom, and the completed cut is backfilled from the top of the raise with an expanding cellular fill that can be pumped in through a hose.

            Ultimately, Newmont abandoned both of these techniques and designed the East Veins as sublevel stopes, keeping in the mine plan only the areas that could be profitably mined by sublevel stoping methods.

            Currently waste development is complete for Spiral 7 that accesses the 905 and 9052 veins and stope development has been initiated on multiple levels in Spiral 7. Spiral 8 has top and bottom level accesses but minimal mineral development. Spiral 8 accesses four East Veins: the 905, 9052, 805 and 1081.

Klondex's Mine Plan

            The future mining plan at Midas is anticipated to be a combination of sublevel stopes in some areas and shrinkage stopes in others. A steady stream of mined mineralization will likely be coming from the long hole stopes in Spiral 7 and upper Spiral 8 while the shrinkage stopes are mined. Klondex plans to recover the remaining mineralized material from the Alimak stope that Newmont developed and possibly complete the resue mining where the waste development is already in place.

            In Spiral 7 on the 905 vein, the majority of stope development is already in place for the long hole drills. In Spiral 8, there is minimal waste development remaining and stope development has been initiated for the upper half of the mineralization in that area and it is favourable for sublevel stoping. Minimal waste development and no stope development occurred from the lower access of Spiral 8. This lack of development favors the use of shrinkage stoping techniques on the three veins that extend to that level. There is also potential to shrink stope the 9052 vein in Spiral 7.

            Two more areas exist that Newmont planned to mine by long hole methods. On the 105 and 205 veins at the top of Spiral 4, sublevels at 36 feet were driven prior to stoping. The ground is weak in that area, so Klondex could mine those stopes using drift and fill methods with 6 foot wide by 8 foot high cuts with attack ramps driven in waste and each cut backfilled to maintain integrity. Also, at the top of Spiral 6 on the 205 vein, there are two levels driven on the 205 vein and Klondex could likely mine those as 30 foot long hole panels.

Recovery Methods

            The Midas Mill was constructed in 1997 and has a nameplate capacity of 1,200 short tons per day. The mill uses conventional leach technology with Counter Current Decantation followed by Merrill Crowe precipitation. Refining of doré is carried out by Johnson Matthey refineries in Salt Lake City, Utah. Toll milling has been performed periodically since 2008.

            Current recoveries are reported as 93% and 85% respectively for gold and silver.

Mill Capacity and Process Facility Flow Diagram

            Underground mineralized material is hauled from the Midas Mine portal to the run of mine pad where it is either directly loaded to the 60 ton primary crusher run of mine bin, or placed on short term run of mine stockpiles. Typical mineralized material classifications are: low grade (less than 0.3 ounces per short ton); high grade (0.3 -0.5 ounces per short ton); and high-high grade (> 0.5 ounces per short ton). Underground mineralized material is hand-picked on the pad for scrap wire mesh and rock bolts, before being fed to the crusher.

            Mineralized material is crushed in two stages through a 30 inch x 40 inch primary jaw crusher and 53 inch secondary cone crusher. Both jaw and secondary crusher products are fed to a 6 feet x 20 feet Nordberg double deck vibrating screen fitted with 2 inch top deck and one-half inch bottom deck screen panels to produce a 95% passing three-eighths inch product. Magnetic material is removed from the crusher screen feed by a continuous belt self-cleaning magnet to protect the cone crusher from damage. Screen undersize is conveyed to one of two 500-ton fine mineralized material bins.

            Crushed and screened material is transported from the fine bins by individual belt feeders into the 10.5 feet x 15 feet rubber lined Nordberg ball mill. The ball mill is charged with a blend of 3 inch and 2.5 inch grinding balls to maintain an operating power draw of 800 horse power. Mill discharge pulp is pumped to a nest of 4 inch x 10 inch Krebs cyclones (3 duty, 1 standby) for classification. Cyclone overflow, at 75% passing 200 mesh, reports to the trash screen. Cyclone underflow reports to a 2 mm aperture scalping screen, with the screen undersize being distributed by 3-way splitter to the ball mill, tower mill, and gravity circuit. Lead nitrate solution is added to the ball mill feed chute to enhance leach kinetics.

            A split of the screened cyclone underflow reports to the 250 HP Vertimill for open circuit grinding with the Vertimill discharge overflowing back to the primary ball mill discharge hopper. The Vertimill is charged with 1 inch grinding balls. A split of the screened cyclone overflow also reports to the 20 inch Knelson concentrator for gravity gold recovery. The Knelson operates on a 60 minute cycle providing concentrate for cyanidation in the CS500 Acacia Leach Reactor which conducts three 750-1000 kg batch leaches each week. Pregnant solution (batch containing 100 oz on average) from the leach reactor reports to the counter current decantation ("CCD") circuit pregnant solution tank.

            Cyclone overflow is screened to remove any plastic debris before reporting to a 42 feet diameter pre-leach thickener. Thickener underflow at 50% solids is pumped to the leach circuit consisting of eight 28 feet x 30 feet air sparged leach tanks, providing a leach residence time of approximately 65 hours. The pH in the first leach tank is maintained at 10.4 to 11.0 through the addition of hydrated lime, produced from the on-site slaking of pebble lime. Sodium cyanide concentration in the second leach tank is maintained at 0.85 grams per liter.

            The leach circuit discharge is pumped to five 42.5 feet diameter CCD thickeners, where the pulp is counter-current washed with barren Merrill Crowe liquor at a wash ratio of approximately 2.5:1, and CCD thickener underflow at each stage is maintained at 50-56% solids to maximize wash efficiency.

            Pregnant CCD solution at a pH of 11.0 and 400 gallons/minute flow rate is fed to one of two disc filters operating in duty/standby mode utilizing diatomaceous earth for clarification. The clarified pregnant solution is then pumped to a packed bed vacuum de-aeration tower, prior to the addition of zinc dust and lead nitrate to precipitate precious metals from solution. The Merrill Crowe precipitate solution is then pumped to one of two plate and frame filter presses for sludge recovery ahead of smelting on site to produce 8 inch x 30 inch 350 pound silver/gold doré bars.

            Tailings pulp from the last CCD thickener is pumped to the Inco SO2/Air circuit for cyanide destruction. Cyanide destruction is performed in a single 20 feet x 20 feet agitated, air sparged tank providing approximately one-hour reaction time. Ammonium bi-sulphite and copper sulphate catalyst are added to the tank on a ratio control basis to achieve target weak acid dissociable ("WAD") cyanide levels below 5 ppm. Routine picric acid titrations coupled with colorimetric determinations are used by operating personnel to maintain WAD cyanide in the INCO cyanide destruction tank discharge pulp at target levels.

            Following cyanide destruction the plant tailings pulp is discharged to one of two lined tailings storage facilities for consolidation and water recovery. Clarified decant pond solution is evaporated or returned to the mill process water tank for reuse in the plant.

Operations and Recoveries

            Midas mineralized material performs quite well under direct cyanidation with daily recoveries as high as 95.1% for gold and up to 89.8% for silver. The process performance is consistent with gold recovery having a standard deviation of less than 2 percent. Variances in gold recovery are due to the head grade and grind size, and do not appear to be associated with mineralized material type. The standard deviation of silver recovery is less than four percent with variance due to head grade, grind size, and clay content. Clay enriched mineralized material often has higher silver to gold ratios and tends to present recovery difficulties. Recoveries occasionally fall outside the expected distribution because of plant or operating issues. The current grind is 85 percent passing through 200 mesh. The feasibility of producing a finer grind product to improve gold and silver recovery is currently under analysis.

Tailings Capacity

            Newmont had evaluated the potential of a tailings expansion project. Currently, the remaining capacity in the Midas Phase 4/5 tailings is estimated to be full by the middle of 2017. A new tailings permit would likely take eighteen to twenty-four months to secure, approximately between 2015 and 2016. New tailings construction could be completed by early 2017. The estimated capital cost for this project includes $5,000,000 for a new 1,000,000 ton capacity facility, plus $2,400,000 for permitting, liner, power and related equipment

            The 2012 performance of the tailings facility included evaporation of over 90 million gallons of water utilizing 10 evaporator units. The effective run time is ten hours per day during the peak evaporation season.

            During 2013, upgrades to the tailings facility included increasing the number of automated evaporators to fifteen, and installing Wonder-ware software that ties the evaporation system with weather information including wind speed, temperature and humidity. The improved system can operate twenty-four hours for seven days per week.

Processing Costs

            Midas Mill operating costs for 2012 and the period from January 1 to October 31, 2013 are summarized in the following table.

Year	$/ton			Total Tonnage
	Budget	Actual	Variance	Budget	Actual	Variance
2012	$33.12	$35.02	$1.90	373,000	330,000	-43,000
2013 YTD (Oct)	$35.49	$39.05	$3.56	255,600	207,600	-48,000

            The elevated cost per ton for 2013 is likely the result of the inflexibility of fixed costs versus diminished throughput. If the total cash costs are divided by the budgeted tonnage, the average cash cost per ton would be US$32 per ton, which is more in line with the projected costs.

Product

            In 2012, Midas sold 103,000 ounces of gold and 1,475,000 ounces of silver. Through October 2013, Midas has sold 48,920 ounces of gold and 1,117,000 ounces of Silver. Doré is shipped to the refinery as 350 lb bars that average approximately 3.94% gold and 90.1% silver plus minor constituents, including less than 4% selenium.

Project Infrastructure

            The Midas underground mine is on a modern mine site with all the facilities generally associated with mechanized mining and mineral processing. The Midas operation is served by Nevada State Highway 789 connected to a 2.4 -mile all-weather gravel access road.

            The Midas operation consists of an underground mine, waste rock area, crushing plant, conventional mill, refinery, cyanide destruction circuit, tailings impoundment, and two settling ponds. The Midas Mine also provides ancillary facilities; a maintenance shop, warehouse, administration and security building, and facilities for distributing diesel fuel, gasoline, and propane.

            The Midas Mine site has six main electrical transformers located on the surface. Total line capacity is 12 MW or 15,500 horse power. Midas also has a 1.4 kW diesel generator for backup. Electrical power was provided from Newmont's Dunphy Power Plant via the 120 kV transfer line to the Osgood Substation. Transmission from the Osgood Station to the site is on a 24.9 kV line. Site voltage available is from 480 V service to 4160 V service. Klondex purchases electrical power from NV Energy which is transmitted over the same infrastructure.

            Site water is supplied by two main wells: the Plant Site Well and the Valley Well. The combined capacity of both is 300 gallons per minute.

            Digital data communication service on-site is by fiber optic cable and has a 1.1 gigabyte per second capacity. Telephone service is standard multi-line voice service.

Market Conditions and Contracts

            Gold and silver markets are mature with reputable smelters and refiners located throughout the world. Following several years of increases gold and silver prices began declining in 2012. At the end of 2013 the 36 month trailing average gold price was $1,549 per ounce, the 24 month trailing average price was $1,540 while the monthly average had dropped to $1,225. The silver price trend shows similar behaviour. As part of normal course mining activities the Midas operations have entered into several contracts with several mining industry suppliers and contractors.

Environmental Studies, Permitting and Social or Community Impact

            The impact of new environmental regulations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development at the Midas Project, the potential for production on the property may be affected.

            The Midas Mine is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Midas Mine may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. Mineral exploration and mining operations are conducted in compliance with applicable environmental regulations. The authors of the Midas Technical Report are not aware of any existing environmental liabilities.

Waste Rock Dump Description and Management

            The waste rock dump at Midas is located downhill and to the south-east of the portal. Primary waste rocks lithologies are tuff, rhyolite, and basalt. The current dump design covers eleven acres of disturbance on private property. Maximum storage capacity is approximately 1.4 million tons. As of November 2013, the dump contained approximately 990,000 tons.

            Waste rock at Midas is used as fill in the underground openings. During phases of increased development, the dump inventory increases and when the mine development level is normalized, the inventory decreases.

            During waste rock placement, composite samples of felsic and mafic rock lithologies are taken on a daily basis. In compliance with the Water Pollution Control Permit, the sample analysis is reported on a quarterly basis. The Meteoric Water Mobility Procedure Profile I is reported to the Bureau of Water Pollution Control, which measures thirty-one constituents and properties of the waste related solutions. The potential for the waste rock dump to generate acid is also calculated and reported. Lime is added during quarterly monitoring if the Acid Neutralization Potential to Acid Generation Potential ratio is less than 1.0.

            During 2012 and 2013, no constituent's average value taken from the waste rock dump was outside of the acceptable profile standard. During the same period, 627,000 tons of felsic and 74,400 tons of mafic rock were placed on the dump. The average Acid Neutralization Potential to Acid Generation Potential readings for that time were a ratio of 2.3. Additionally, Monitoring Well-9, in the drainage below the dump, is sampled on the same period and protocol.

            Waste rock is routinely reclaimed from the dump and placed in underground stopes. It is anticipated that, during the latter stages of mining, stope fill requirements will allow a much higher rate of waste rock replacement diminishing the volume of the surface dump.

            The Midas Revised Three Year Reclamation Plan was approved by the Bureau of Mining Regulation and Reclamation in October 2012. The Midas Revised Three Year Reclamation Plan states: "All of the mine waste rock that is stored on the temporary waste rock facility will be removed from this area and backfilled into the decline. Once the rock is removed, the topography in this area will approximate the original contour. Reclamation will consist of the placement of 0.5 feet of cover and 0.5 feet of growth media and seeding."

            Topsoil for the waste rock facility is stored immediately downhill from the Midas Mine. When the reclamation plan is complete, the potential for future waste rock acid drainage will be mitigated.

Tailings Impoundment Description and Management

            Midas Mine's process Tailings Impoundment tailings is located on the west flank of a wide canyon on the southern periphery of the active mine site. The tailings coverage entails ninety-five acres of disturbance on private property. The pond has undergone four permitted lifts to expand capacity since its original construction. The current lift is known as "Phase 5". The Phase 5 lift was designed by the engineering firm, Smith Williams Consultants, Inc., and is permitted with Dam Safety Permit J-555 by the Nevada Department of Water Resources. The current cumulative capacity of the pond is 3.70 million tons, of which approximately 930,000 tons are still available.

            The Tailings Impoundment is a synthetic lined pond with 2:1 slope ratio on the internal walls and 3:1 slope ratio on the external walls comprised of compacted earth and rock buttress construction. The dam has a maximum permitted vertical lift (Phase Six — which has not yet been built) of two hundred feet on the external, downslope side. The pond contains approximately 2,750,000 tons of detoxified cyanide tails ground to 80% passing a 200 mesh screen. Tailings placement occurs simultaneously with process water decantation and active evaporation within the margins of the pond.

            The cumulative, drained process tailings are subjected to downward migrating water. There is potential for this water to escape the lined tailings storage facility. Furthermore, meteoric waters in the alluvium outside the pond host potential to leach chemicals from the tailings through the outer walls of the tailing dam and then enter the drainage at the foot of the dam. The possible occurrences of seepage are monitored by quarterly sampling from 10 monitoring wells, nine of which are down-gradient of the storage facility and one up-gradient. Results from these samples are reported quarterly to Bureau of Water Pollution Control, according to the Water Pollution Control permit and are governed by the Meteoric Water Mobility Procedure Profile I protocol.

            Incidental seepage is not allowed to enter the Waters of the State by federal law. Any seepage solutions are captured in an underdrain pond and drainage wells prior to contamination of the regional hydrologic system. Fugitive water is pumped back into the tailings impoundment.

            The Midas Reclamation Plan provides for proper reclamation and closure of the Tailings Storage Facility. This plan includes a period of Process Fluid Stabilization followed by placement of an Evapo-Transpiration barrier, designed to force meteoric water to evaporate instead of infiltrating the pond. Seeding for vegetation follows ET placement. Water quality monitoring will continue for a period of five years and be reported on a quarterly basis.

            The Midas Revised Three Year Reclamation Plan was approved by the Bureau of Mining Regulation and Reclamation in October 2012. When reclamation is completed, the potential for future seepage from the tailings storage impoundment will be mitigated.

Air Emissions Control

            Air emission standards for Midas are defined in the BLM Environmental Assessment titled, "Midas Underground Support Facilities, Newmont Mining Corporation", issued in March, 2013. These emissions include diesel particulate and dust expelled from underground mining operations, fugitive dust from surface operations, road maintenance, crushing activities, and mercury emissions from refinery furnaces and mercury retorts. Current Midas operations are regulated by a number of Bureau of Air Pollution Control permits. Operations at Midas are permitted under Class II Air Quality Operating Permit AP1041-0766.02. A Title V application was submitted in January 2012 and the permit approval is currently pending Bureau of Air Pollution Control review. Surface disturbance and fugitive emissions are regulated under three Class II Surface Area Disturbance Permits: AP1041-1444.01 (Borrow Pit), AP1041-1454.01 (Exploration), and AP1442-2674 (Jakes Creek Gravel Pit).

            Current mercury emissions are less than 5 lbs per year, and are thus not regulated. To allow for potential increases in mercury emission, as is anticipated in processing custom ores at Midas, Newmont obtained a Nevada mercury control air permit from the Bureau of Air Pollution Control and is currently operating in Phase 1 of this permit. The purpose of Phase 1 is to monitor and operate properly under existing mercury controls and to implement work practice standards on units without controls in order to minimize emissions until the appropriate technologies under the Nevada Maximum Achievable Control Technology standards are determined. Phase 1 permits do not have emissions limits. At the Midas facility, Newmont operated under the Mercury OPTC: Phase 1, AP1041-2253 permit for a number of units.

            Beginning in 2014, Midas will operate under Phase 2, which specifies limits for emitting units. If the constraints in the permits are followed, Midas should not incur any liability with regard to air emissions.

Reclamation Cost and Bonding

            The reclamation budget for the Midas Mine is shown in the following table.

Earthworks and re-vegetation	$1,610,000
Water	$5,012,000
Demolition	$1,027,000
Monitoring	$182,000
Construction Management	$0
Contingency and add-ons	$2,509,000
Total Budget	$10,341,000

            In connection with the Midas Acquisition, the Corporation replaced Newmont's surety arrangements with Nevada and federal regulatory authorities in the amount of $27.3 million.

Permits

            Beginning in 1992 and up until 1997, a full suite of exploration, operating, and tailings permits were acquired, and since 1998 has been maintained and modified to suit the full range of operations at Midas.

            Permits are maintained at the State level with the Nevada Department of Environmental Protection and State Fire Marshal, at the Federal level with the BLM, and locally with the Counties of Elko and Humboldt. Significant permits held and maintained by the Midas operations are listed in the following table.

Permit	Number	Description	Agency	Current	Period	Expiration
Class II Air Quality	AP1041-0766	Processing Permit	NDEP-BAPC	yes	Annual	5/11/2014
Class I Operating	AP1041-2989	Permit to Construct	NDEP-BAPC	yes	Annual	6/5/2014
Nevada Mercury Control	AP1041-2253	Mercury Operating Permit	NDEP-BAPC	yes	Annual	6/5/2014
Surface Air Disturbance	AP1041-1444	Midas Gravel Pit	NDEP-BAPC	yes	Annual	8/19/2014
Surface Air Disturbance	AP1041-1454	Exploration	NDEP-BAPC	yes	Annual	9/7/2014
Surface Air Disturbance	AP1442-2674	Jakes Creek Gravel Pit	NDEP-BAPC	yes	Annual	5/5/2015
IAP	S35289	Industrial Artificial Ponds Permit	NDOW	yes	Quarterly	6/30/2018
Dam Permit	J-482	Dam Safety Phases 1 - 3	NDEP-NDWR	yes	Bi-Ann.	6/30/2014
Dam Permit	J-555	Dam Safety Phases 4 - 5	NDEP-NDWR	yes	Bi-Ann.	6/30/2014
Right of Way	N83284	Power Line	BLM	yes	N/A	8/28/2027
Right of Way	N61100	Road and Power Line	BLM	yes	N/A	4/23/2027
Right of Way	N-66023	Road and Waterline	BLM	yes	N/A	11/20/2029
Right of Way	N088016	Snow Fence	BLM	yes	N/A	12/31/2039
Plan of Operations	NVN 071128	Exploration POO	BLM	yes	N/A	N/A
Plan of Operations	NVN 088898	Operations Plan	BLM	hold	N/A	N/A
Storm Water	CSW-19747	Jakes Creek Storm Water Runoff	NDEP-BWPC	yes	Annual	7/1/2014
Storm Water	ISW-1464	Midas Gravel Pit Storm Water	NDEP-BWPC	yes	Annual	7/1/2014
Storm Water	MSW-221	Mine Ops Storm Water Runoff	NDEP-BWPC	yes	Annual	7/1/2014
WPCP	NEV-96107	Water Pollution Control Permit	NDEP-BMRR	yes	Quarterly	2/5/2013
Potable Water P	EL-0908- 12NTC	Public Water System	NDEP-BSDW	yes	Quarterly	6/30/2014

Permit	Number	Description	Agency	Current	Period	Expiration
Potable Water T	EL-0908- TP01- 12NTNC	Treatment Facility	NDEP-BSDW	yes	Quarterly	6/30/2014
Reclamation Permit	#0098	Exploration	NDEP-BMRR	yes	Annual	2/28/2014
Reclamation Permit	#0125	Mine Operations	NDEP-BMRR	yes	Annual	10/5/2015
Fire Safety Plan	27455	HAZMAT Permit	NV Fire Marshal	yes	Annual	2/28/2014
EPCRA	8941KNSNY6 0MIL	Waste Generation	EPA-BWM	yes	Annual	6/30/2014

            Air permits include Surface Air Disturbance permitting, Class I and Class II Operating Permits, and Mercury Control Permits. These permits, administered by the NDEP are in compliance with Federal EPA Emissions Inventory Systems.

            Water permits include Water Pollution Control permits, various Storm Water Control permits, permits for dams and Industrial Artificial Ponds. These permits are administered by the Nevada Department of Wildlife, and the NDEP and adhere to the Federal EPA Discharge and Release Standards. Public Water Systems and Treatment facilities are also covered.

            Rights to operate on Federal Lands are administered by the BLM. Midas holds four main rights of way. Two plans of operations are in effect, the first covering the mining and processing operations and the second covers exploration activities on the surrounding land package. Both are administered by the BLM. The Midas Mine has acquired sufficient water rights for operation of the two water supply wells and mine dewatering system.

            Other permits include state fire protection permits, solid waste disposal permits, reclamation permits, and permits for septic systems.

            Midas is currently operating under two permits, the Class II operating permit AP1041-0766 and the Mercury Operating Permit AP1041-2253. The Class 1A Permit AP1041-2989 is currently a "permit to construct." This permit includes the mercury capture and mitigation process hardware which has not yet been installed.

            There is no landfill permit. Solid waste is removed from the site and disposed of at an approved disposal facility. The current site Water Pollution Control Permit expired in February 2013. Newmont filed an Application for Renewal more than 90 days before expiry in 2012. The permit renewal is under review by the Nevada Department of Environmental Protection. It is permissible to operate under an expired permit, as long as the renewal was filed during the renewal application period.

RISK FACTORS

As a resource acquisition, exploration and development company, the Corporation is engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this AIF, readers should carefully consider the risks and uncertainties described below before deciding whether to invest in the Corporation's securities. These risk factors do not necessarily comprise all of the risks to which the Corporation is or will be subject.

The Corporation's failure to successfully address the risks and uncertainties described below could have a material adverse effect on the Corporation's business, financial condition and/or results of operations and could cause the trading price of the Common Shares to decline. The Corporation cannot guarantee that it will successfully address these risks or other unknown risks that may affect its business. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations. If any of the possibilities described in such risks actually occurs, the Corporation's business, the Corporation's financial condition and operating results could be materially adversely harmed.

The feasibility of mining has not been established.

The Corporation does not have probable or proven mineral reserves on any of its mineral properties. The Mineral Resources identified to date on the Fire Creek Project and the Midas Project do not have demonstrated economic viability, and the Corporation cannot provide any assurance that Mineral Reserves will be identified on any of its mineral properties. The feasibility of mining has not been, and may never be, established at such properties. Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If the Corporation is unable to upgrade some or all of its mineralized material to proven and probable mineral reserves in sufficient quantities to justify commercial operations, if at all, the Corporation may not be able to develop a mine at the Fire Creek Project, which may have a material adverse effect on the Corporation's financial condition and results of operations.

Other than the Midas Project, no properties are currently in commercial production and the Corporation is dependent on the success of the Fire Creek Project.

Other than the Midas Project, currently, there is no commercial production at any of the Corporation's properties and the Corporation has never recorded any revenues from operations. The principal mineral project of the Corporation is the Fire Creek Project. The Corporation is primarily dependent upon the success of the Fire Creek Project as a source of future revenue and profits, if any. The development of mining operations at the Fire Creek Project or any of the Corporation's other mineral properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production of such properties. The amounts and timing of expenditures will depend on, among other things, the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition by the Corporation of additional properties, and other factors, many of which are beyond the Corporation's control. The Corporation may not be able to generate any revenues or achieve profitability.

The Corporation's exploration activities may not be commercially successful.

The long-term success of the Corporation depends on its ability to identify additional mineral deposits that it can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment or labour. The success of gold exploration is determined in part by the following factors:

  the identification of potential gold mineralization;
  availability of government-granted exploration permits;
  the quality of management and geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required, but not guaranteed, to establish mineral proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which may fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. There is no certainty that the Corporation will discover or acquire any mineralized material in sufficient quantities to justify commercial operations at the Fire Creek Project or the Midas Project.

Exploration, development and mining involve a high degree of risk.

The Corporation's operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The Corporation's operations may require further capital.

The mining, processing, development and exploration of the Corporation's properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to the Corporation.

The Corporation may be adversely affected by fluctuations in gold prices.

The Corporation's profitability will be dependent upon the market price of gold and any other metals contained in minerals discovered. Historically, gold prices have fluctuated widely and are affected by numerous external factors beyond the Corporation's control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the United States dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of, or any combination of, these factors may result in the Corporation not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of the Corporation may result.

Loan Repayment Depends on Production.

There is no guarantee that production will begin at the Fire Creek Project as anticipated or at all or that anticipated production costs will be achieved. Failure to commence production or to achieve the anticipated production costs would have a material adverse impact on the Corporation's ability to repay certain loans and generate revenue, cash flow to fund operations and future profitability.

The Corporation is subject to foreign exchange risk relating to the relative value of the U.S. dollar.

Gold is typically sold in U.S. dollars and some of the Corporation's expenses are denominated in Canadian dollars. As a result, the Corporation is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar. A decline in the U.S. dollar would result in a decrease in the real value of the Corporation's revenues and adversely impact the Corporation's financial performance.

Title to the Corporation's mineral properties may be subject to other claims.

Although the Corporation believes it has exercised commercially reasonable due diligence with respect to determining title to the properties it owns or controls, including obtaining title reports with respect to the Fire Creek Project and the Midas Project, there is no guarantee that title to such properties will not be challenged or impugned. The Corporation's properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Corporation's properties which could impair development and/or operations of the Corporation. This is particularly the case in respect of those portions of the Corporation's properties in which the Corporation holds its interest solely through a lease with the claim holders, as such interest is substantially based on contract and may have been subject to a number of assignments (as opposed to a direct interest in the property).

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the Corporation believes that the estimated mineral resources at the Fire Creek Project and the Midas Project have been delineated with appropriately spaced drilling, there exists inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Mineral resources are only estimates which may be unreliable.

Although the Corporation's reported mineral resource estimates have been carefully prepared by qualified persons, these amounts are estimates only and there is no guarantee that any specified level of recovery of gold or other minerals will in fact be realized or that the Fire Creek Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral body that can be economically exploited, if at all. Mineralized materials which are not mineral reserves do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or in the gold price may affect the economic viability of Klondex's mineral properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the quantity of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral resources, grade or stripping ratio may affect the economic viability of the Corporation's material properties. In addition, there can be no certainty that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Government regulation may adversely affect the Corporation's business and planned operations.

The Corporation's mineral exploration and development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Corporation currently believes that it is in compliance with existing environmental and mining laws and regulations and that its proposed exploration programs will also meet those standards, there can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Corporation's exploration, production or development activities. At present, there is no royalty payable to the United States on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years. Amendments to current laws and regulations governing operations and activities of exploration, development mining and milling or more stringent implementation thereof could have a material adverse impact on the Corporation's business and financial condition and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in the development of new mining properties.

Government approvals and permits are required in connection with the Corporation's activities.

Government approvals and permits are currently, and may in the future be, required in connection with the Corporation's operations. Such licenses and permits are subject to change in regulations and in various operating circumstances. Where required, obtaining necessary licenses and permits can be a complex and time consuming process. The costs and delays associated with obtaining necessary licences and permits could stop or materially delay or restrict the Corporation from proceeding with the development of the Fire Creek Project and the Midas Project. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits required to carry out exploration, development and mining operations at its mineral projects or that the Corporation will be able to comply with the conditions of all such necessary licenses and permits in an economically viable manner.

The Corporation's operations are subject to environmental risks.

All phases of the Corporation's operations will be subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation may adversely affect the Corporation's operations. Environmental hazards may exist on the Fire Creek Project, the Midas Project and on the other properties held by the Corporation that are unknown to the Corporation and that have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Corporation may be subject to unforeseen litigation.

Companies operating in all industries, including the mining industry, are subject to legal claims, with and without merit. Although the Corporation is not currently involved in any material legal proceedings, and is not aware of any threatened or pending material legal proceedings against the Corporation, there is no guarantee that the Corporation will not become subject to such proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Corporation's financial position or results of operations.

The Corporation does not insure against all risks.

The Corporation's insurance will not cover all the potential risks associated with a mining Corporation's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or, if available, may not be adequate to cover any resulting liability. Moreover, insurance coverage against risks such as environmental pollution or other hazards as a result of exploration, development and production may be prohibitively expensive to obtain for a Corporation of the Corporation's size and financial means. The Corporation may also become subject to liability for pollution or other hazards against which the Corporation may not be insured or against which it may elect not to insure because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon the Corporation's financial condition and results of operations.

The Corporation competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms acceptable to the Corporation or at all. Consequently, the Corporation's revenues, operations and financial condition could be materially adversely affected.

Current global financial conditions have worsened.

Current global financial conditions have been subject to increased volatility, and access to public financing, particularly for junior resource companies, has been negatively impacted. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, such financing may not be on terms favourable to the Corporation. If increased levels of volatility and market turmoil continue, the Corporation's operations could be adversely impacted and the value and price of the Common Shares could be adversely affected.

The directors and officers of the Corporation may have conflicts of interest.

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict of interest. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest they may have in any project or opportunity of the Corporation. In addition, each of the directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

Dependence on Key Personnel and Limited Management Team

The Corporation is dependent on the services of its senior executives and skilled and experienced employees and consultants. The Corporation does not have in place formal programs for succession and training of management. The Corporation does not have key person insurance for all such individuals, which insurance would provide the Corporation with insurance proceeds in the event of their death. If such an event were to occur, without key person insurance, the Corporation may not have the financial resources to develop or maintain its business until it replaces the individual. The loss of one or more of these key employees, if not replaced, could materially adversely affect the Corporation's business, results of operations and financial condition.

There is no assurance that an active trading market in the Common Shares will be sustained.

The Common Shares are listed on the TSX. There can be no assurance that an active market for the Common Shares will be sustained.

The Common Shares may experience price volatility.

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices and currency exchange fluctuation. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. There can be no assurance that continued fluctuations in price will not occur, which may result in losses to investors. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The outstanding Common Shares could be subject to dilution.

The exercise of stock options and warrants already issued by the Corporation and the issuance of additional equity securities in the future could result in dilution in the equity interests of holders of Common Shares.

An investment in the securities of the Corporation is highly speculative and may result in the loss of an investor's entire investment.

The purchase of the Corporation's securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Corporation's securities should not be purchased by persons who cannot afford to lose their entire investment.

No Dividends Policy.

The Corporation has not declared a dividend since incorporation and does not anticipate doing so in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board and will depend on the availability of profit, operating results, the financial position of the Corporation, future capital requirements and general business and other factors considered relevant by the directors of the Corporation. No assurances in relation to the payment of dividends can be given.

DIVIDENDS

The Corporation does not have a current dividend policy and investors cannot expect to receive a dividend on the Common Shares in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares without par value, of which 110,828,158 are issued and outstanding as at March 31, 2014. Each Common Share entitles the holder thereof to one vote. All of the Common Shares rank equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds applicable to the Common Shares. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the Articles, which are available on SEDAR at www.sedar.com, and in the Business Corporations Act (British Columbia).

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol "KDX". The following chart sets out the high and low trading prices, closing prices and volume of the Common Shares traded on the TSX for each month of the most recently completed financial year.

Month	High ($)	Low ($)	Close ($)	Volume
January 2013	1.39	1.14	1.30	1,042,410
February 2013	1.35	1.08	1.23	434,345
March 2013	1.27	1.07	1.12	780,518
April 2013	1.24	0.91	1.19	1,080,564
May 2013	1.43	1.04	1.33	2,722,248
June 2013	1.38	1.07	1.18	2,148,232
July 2013	1.39	1.12	1.39	1,102,829
August 2013	1.68	1.37	1.61	1,367,490
September 2013	1.62	1.39	1.39	721,973
October 2013	1.74	1.37	1.68	5,707,252
November 2013	1.69	1.48	1.59	642,986
December 2013	1.64	1.47	1.61	5,667,649

Prior Sales of Unlisted Securities

During the financial year ended December 31, 2013, the Corporation issued options to purchase Common Shares ("Options") under the Corporation's share option plan (the "Share Option Plan"). The Options are not listed on the TSX or any other marketplace. The following Options were granted under the Corporation's Share Option Plan during the year ended December 31, 2013:

Date of Grant	Number of Common Shares issuable upon exercise of Options	Exercise Price ($)	Expiry Date
January 14, 2013	30,000(1)	$1.35	January 14, 2016
January 18, 2013	200,000	$1.35	January 18, 2016
January 29, 2013	30,000(2)	$1.35	January 29, 2016
February 24, 2013	250,000	$1.35	February 24, 2015
April 1, 2013	300,000(3)	$1.20	June 30, 2014
April 1, 2013	295,000(4)	$1.20	April 1, 2016
August 6, 2013	357,208	$1.45	August 6, 2016
September 5, 2013	100,000	$1.56	September 5, 2016
October 11, 2013	1,212,500	$1.50	October 11, 2016
October 11, 2013	50,000	$1.50	June 30, 2014
November 15, 2013	350,000	$1.58	November 15, 2016
Total Options Granted in 2013	3,174,708

Notes:
	(1)	Exercised on March 4, 2014.
(2)

Includes 15,000 Options granted to Heather Vasquez, pursuant to the Share Option Plan. Upon her resignation on February 28, 2013, 5,000 Options had vested and 10,000 were cancelled. All 5,000 vested Options subsequently expired.

(3)

Represents 300,000 Options granted to Larry Phillips, pursuant to the Share Option Plan. Upon his resignation as a director of the Corporation on September 13, 2013, 200,000 unvested Options immediately expired. The expiry date was amended to June 30, 2014.

(4)

Includes 10,000 Options granted to Kimberly Monett, pursuant to the Share Option Plan. Upon her resignation on August 17, 2013, 3,333 Options had vested and 5,000 were cancelled. All 3,333 vested Options subsequently expired.

The following warrants to purchase common shares were granted during the year ended December 31, 2013:

Date of Issuance	Number of Warrants Issued	Exercise Price ($)	Expiry Date
January 4, 2013	525,000(1)	$1.55	July 4, 2014
July 17, 2013	500,000(2)	$1.19	July 17, 2014
July 25, 2013	500,000(3)	$1.2215	July 25, 2014
October 16, 2013	568,000(4)	$1.43	October 16, 2015
Total Warrants Issued in 2013	2,093,000

Notes:
(1)

Represents 525,000 warrants, each warrant entitling the holder thereof to purchase one Common Share at a price of $1.55 for a period of 18 months from the date of issue, in connection with the Debt Offering (see "General Development of the Business — Three Year History — 2013 Highlights").

	(2)	Represents Loan Warrants issued to K2 issued in connection with the K2 Loan (see "General Development of the Business — Three Year History — 2013 Highlights").
	(3)	Represents Loan Warrants issued to the Third Party Lender in connection with the Third Party Loan (see "General Development of the Business — Three Year History — 2013 Highlights").
	(4)	Represents the 2013 Broker Warrants issued to the agents in connection with the Special Warrant Offering (see "General Development of the Business — Three Year History — 2013 Highlights").

DIRECTORS AND OFFICERS

Directors and Officers

The following table sets forth, for each of the directors and executive officers of the Corporation as of the date hereof, the person's name, province and country of residence, position and office held with the Corporation, principal occupation during the last five years and, if a director, the period or periods during which the person has served as a director of the Corporation. Each of the directors of the Corporation will hold office until the close of the next annual meeting of shareholders or until the director's successor is elected or appointed.

Name and Residence	Position	Principal Occupation(s) During Last Five Years
Renaud Adams Oakville, Ontario, Canada	Director since July 11, 2013

Currently Chief Operating Officer of Primero Mining Corp., a precious metals producer, since November 2011; Senior Vice-President, Operations Americas of IAMGOLD Corporation from February 2010 to October 2011; prior thereto, Vice President and General Manager of the Rosebel Gold Mine in Suriname for IAMGOLD Corporation.

Jorge Avelino Coquitlam, British Columbia, Canada	Corporate Secretary

Currently Managing Partner of Javell International, a private financial management firm; Chief Financial Officer of Klondex Mines Ltd. from June 2006 to November 2013; Chief Financial Officer of Expedition Mining Inc. since January 2007.

Name and Residence	Position	Principal Occupation(s) During Last Five Years
Rodney Cooper(1)(3) Richmond Hill, Ontario, Canada	Director since August 10, 2012

Currently, President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, a mining and exploration company; prior thereto, Vice President, Senior Mining Analyst at Dundee Securities; Chief Operating Officer at Baffinland Iron Mines Corporation.

Barry Dahl Reno, Nevada, USA	Chief Financial Officer since November 15, 2013

Currently, Chief Financial Officer of Klondex Mines Ltd.; prior thereto, CFO of Argonaut Gold Inc. from 2010 to 2013; Corporate Controller, Andean Resources Inc.; Corporate Controller and CFO, Hettinger Welding LLC.

James Haggarty(1) (2) Toronto, Ontario, Canada	Director since June 28, 2012	Currently, Executive, J.E.L.L. Advisors, a private consulting firm; prior thereto, Executive Vice President at Rogers Communications Inc.
Paul Huet(3) Reno, Nevada, USA	Director since September 12, 2012

Currently, President & Chief Executive Officer of Klondex Mines Ltd.; prior thereto, Chief Operating Officer of Premier Gold Mines from 2011 to 2012; General Manager of Nevada Great Basin Gold from 2007 to 2011.

William Matlack (3) Reno, Nevada, USA	Director since June 28, 2012	Currently a private investor and mineral explorer; previously Interim CEO of Klondex Mines Ltd.; Associated with Scarsdale Equities LLC.
Blair Schultz(1) (2) Toronto, Ontario, Canada	Director since June 28, 2012 (Chairman since July 16, 2012)	Vice President and Head of Special Situation Analytics, Portfolio Management & Trading at K2 & Associates Investment Management Inc., a hedge fund in Toronto.

Notes:
	(1)	Member of the Audit Committee.
	(2)	Member of the Compensation and Governance Committee.
	(3)	Member of the Mine Safety and Health Committee.

James Haggarty, Blair Schultz and Rodney Cooper serve on the Audit Committee. James Haggarty and Blair Schultz serve on the Compensation and Governance Committee. Paul Huet, Rodney Cooper and William Matlack serve as members of the Mine Safety and Health Committee. The term of office for the directors of the Corporation and members of the Audit and Compensation, Compensation and Governance Committee and Mine Safety and Health Committee expires at the next annual general meeting. After the next annual general meeting, the Board will appoint the Audit Committee members, the Compensation and Governance Committee members, the Mine Safety and Health Committee members and the members of any other committees for the ensuing year.

As at March 31, 2014 all directors and senior officers of the Corporation, as a group, beneficially owned, or controlled or directed, directly or indirectly, a total of 2,769,695 Common Shares, representing 2.50% of the total issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No individual set forth in the above table is, as at the date hereof, or was, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer; or

b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such individual ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while such individual was acting in the capacity as director, chief executive officer or chief financial officer.

No individual set forth in the above table or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, nor any personal holding company of any such individual:

a)

is, as of the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while such individual was acting in that capacity, or within a year of such individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual; or

c)

has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of and have significant shareholdings in other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of the Province of British Columbia, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and the Corporation's financial position at that time.

The directors and officers of Klondex are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of the Corporation's directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and such directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. As at the date hereof, the directors and officers of the Corporation are not aware of any such conflicts of interest.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, to the knowledge of management of the Corporation, no director, officer or insider of the Corporation or any associates or affiliates of the foregoing has or had any material interest, direct or indirect, in any transaction within the three most recently completed financial years that has materially affected or is reasonably expected to materially affect the Corporation during the financial year.

AUDIT COMMITTEE DISCLOSURE

Composition of the Audit Committee

The members of the audit committee of the Corporation (the "Audit Committee") are James Haggarty (Chair), Blair Schultz and Rodney Cooper. All of the members are deemed to be "independent" and "financially literate" as such terms are defined in National Instrument 52-110 — Audit Committees ("NI 52-110").

Relevant Education and Experience

James Haggarty is a Chartered Accountant and holds an Honours Bachelor of Commerce degree from the University of Windsor. As a financial and operational executive with over 20 years of experience ranging from strategic planning to M&A transactions to managing diverse businesses day-to-day, Mr. Haggarty is highly experienced and adept at managing complex financial structures, partnership agreement/regulations/business technologies and systems. He has held senior executive positions as Executive VP Operations, VP Financial Operations, and VP Corporate Development with public and private companies and has significant experience with audit committees throughout his career. Mr. Haggarty is also on the Advisory Board for the Odette School of Business, University of Windsor, and the board of directors of the Toronto Blue Jays Care Foundation.

Blair Schultz has over 12 years of experience evaluating M&A transactions in the mining space. He is currently a Vice President and Head of Special Situation Analytics, Portfolio Management & Trading at K2 & Associates Investment Management Inc., a hedge fund in Toronto, where he is involved with portfolio management, special situation analytics, merger arbitrage, commodity and currency hedging and investment execution. Mr. Schultz has previously worked for a number of financial institutions and holds an Honours Bachelor of Mathematics degree from the University of Waterloo with a Business Administration option from Wilfred Laurier University.

Rodney Cooper has been involved in the mining industry for over 30 years, with broad experience in technical services, operations, project management, investment evaluation and finance. He is a mining engineer, having obtained the P.Eng. designation, and a past director of the Mining Association of Canada and the Alberta Chamber of Resources. Currently President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, he previously served as Vice President and Senior Analyst at Dundee Securities, Chief Operating Officer at Baffinland Iron Mines Corporation and Vice President Technical Services at Kinross Gold Corporation.

For more information see "Directors and Officers".

Audit Committee's Mandate

The Board has adopted a charter for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities (the "Audit Committee Charter"). The full text of the Audit Committee Charter is attached hereto as Schedule "A".

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The following table discloses the fees charged to the Corporation by its former external auditor during the last two financial years:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2013	$42,000	$23,000	$6,700	$12,500
December 31, 2012	$36,000	$22,700	$18,450	Nil

Notes:
(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include interim reviews, including IFRS, employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

	(4)	"All Other Fees" include fees related to the HST audit which occurred in the first quarter of 2013.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario, Canada.

MATERIAL CONTRACTS

The Corporation has no material contracts entered into in the last three years other than those entered into in the ordinary course of business and the following, each of which is available under the Corporation's issuer profile on SEDAR at www.sedar.com:

  The SR Agency Agreement (see "General Development of the Business — Three Year History — 2013 Highlights");

  The Gold Purchase Agreement (see "General Development of the Business — Three Year History — 2013 Highlights"); and

  The Facility Agreement (see "General Development of the Business — Three Year History — 2013 Highlights").

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, appointed the auditors of the Corporation as of January 6, 2014, prepared an auditors' report to the directors of the Corporation on the statements of financial position of the Corporation as of December 31, 2013, and the statements of loss and statements of comprehensive loss, cash flows and changes in shareholders' equity for the years ended December 31, 2013. PricewaterhouseCoopers LLP, Chartered Accountants has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

MacKay LLP, Chartered Accountants, the auditors of the Corporation prior to January 6, 2014, prepared an auditors' report to the directors of the Corporation on the statements of financial position of the Corporation as of December 31, 2012, and the statements of loss and statements of comprehensive loss, cash flows and changes in shareholders' equity for the years ended December 31, 2012. MacKay LLP, Chartered Accountants has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Mark Odell, P.E., Principal Engineer, Practical Mining LLC, Nevada License 13708, Karl Swanson, Independent Mining & Geological Consultant, SME, MAusIMM, and Michele White, Geologic Consultant, CPG #11252 AIPG, All One River GIS are the authors of the Fire Creek Technical Report. Mark Odell, P.E., Principal Engineer, Practical Mining LLC, Nevada License 13708, Michele White, Geologic Consultant, CPG, All One River GIS, AIPG No. 11252, and Adam Knight, P.E., Practical Mining LLC, Nevada License 15796 are the authors of the Midas Technical Report. None of Messrs. Odell, Swanson or Knight or Ms. White has any interest, direct or indirect, in the properties or securities of the Corporation or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation's management information circular dated May 9, 2013 in respect of the 2013 annual and special meeting of shareholders of the Corporation held on June 18, 2013, which was mailed to shareholders and filed on SEDAR. Additional financial information is available in the comparative audited consolidated financial statements of the Corporation, together with the auditor's report thereon for the Corporation's most recently completed fiscal year and the Corporation's management's discussion and analysis in relation thereto, which are available on SEDAR.

Schedule A

KLONDEX MINES LTD.

AUDIT COMMITTEE MANDATE

1.               General

The board of directors (the "Board") of Klondex Mines Ltd. (the "Corporation") has delegated the responsibilities, authorities and duties described below to the audit committee (the "Committee"). For the purpose of this mandate, the term "Corporation" shall include the Corporation and its subsidiaries.

The Committee will assist the Board in fulfilling its financial oversight responsibilities. The Committee will review and consider, in consultation with the auditors, the financial reporting process, the system of internal control and the audit process. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors.

The Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. To effectively perform his or her role, each Committee member must obtain an understanding of the principal responsibilities of committee membership as well and the Corporation's business, operations and risks.

2.               Composition

The Committee will be comprised of a minimum of three directors. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member shall be "independent" and "financially literate" within the meaning of National Instrument 52-110 Audit Committees (except as otherwise set forth in the limited exemptions contained therein). Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board.

Members of the Committee shall be appointed annually by the Board at the first meeting of the Board after the annual general meeting of shareholders. Each member shall serve until such member's successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

The Chair of the Committee will be designated by the Board, on the recommendation of the Corporate Governance and Compensation Committee, or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be responsible for overseeing the performance by the Committee of its duties, for assessing the effectiveness of the Committee and individual Committee members and for reporting periodically to the Board.

3.               Meetings

The Committee will meet at least quarterly and at such times and at such locations as the Board or the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation's quarterly and annual financial statements and related management discussion and analysis, if applicable. The Committee shall have an in camera session without non-independent directors and management as a regular feature of each regularly scheduled meeting. The external auditor and management employees of the Corporation shall, when required by the Committee, attend any meeting of the Committee. Any director of the Corporation may request the Chair of the Committee to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the Chair of the Committee.

The Committee shall meet at least annually with the Corporation's Chief Financial Officer and external auditors in separate executive sessions. Notice of every meeting shall be given to the external auditor, who shall, at the expense of the Corporation, be entitled to attend and to be heard thereat. The external auditor or any member of the Committee may also request a meeting of the Committee.

Meetings of the Committee shall be validly constituted if a majority of the members of the Committee is present in person or by telephone conference. A resolution in writing signed by all the members of the Committee entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Committee meeting with the Board.

4.               Committee Charter and Performance

The Committee shall have a written charter that sets out its mandate and responsibilities and the Committee shall review and assess the adequacy of such charter and the effectiveness of the Committee at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Corporate Governance and Compensation Committee who will do the same and recommend changes to the Board for its approval. Unless and until replaced or amended, this mandate constitutes that charter.

5.               Committee Authority and Responsibilities

The Committee shall have the power and authority of the Board to perform the following duties and fulfill the following responsibilities:

5.1             External Audit

The Committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the Committee shall:

(a)

recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation;

(b)	review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors;

(e)	ensure the rotation of partners on the audit engagement team of the external auditors as may be required by applicable law; and

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(f)

review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

5.2             Internal Control

The Committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the Committee shall:

(a)	evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Corporation; and

(b)	ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

5.3             Financial Reporting

The Committee shall review with management and external auditors, as necessary, and recommend to the Board for approval, the financial statements and financial information. In carrying out this duty, the Committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions;

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;

(c)	ensure that management has designed, implemented and is maintaining an effective system of disclosure controls and procedures;

Annual Financial Statements

(d)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(e)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered;

(f)	review, and recommend to the Board for approval, management's discussion and analysis respecting the annual reporting period prior to its release to the public;

Interim Financial Statements

(g)	review, and recommend to the Board for approval, the interim financial statements prior to their release to the public;

(h)	review, and recommend to the Board for approval, management's discussion and analysis respecting the interim reporting period prior to its release to the public; and

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Release of Financial Information

(i)

review, and recommend to the Board for approval, prior to their release all other public disclosure documents, including news releases, annual reports, annual information forms and offering documents containing financial information;

5.4             Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the Committee.

Delegation of Authority

(a)

The Committee may delegate to one or more independent members of the Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b)	The Committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)

the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)

the services are brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c)	The Committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

	(i)	the pre-approval policies and procedures are detailed as to the particular service;

	(ii)	the Committee is informed of each non-audit service; and

	(iii)	the procedures do not include delegation of the Committee's responsibilities to management.

5.5             Other Responsibilities

The Committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;

(b)	assist the Board in the discharge of its duties relating to risk assessment and risk management;

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(c)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(d)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(e)	review any inquiries, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(f)	review the policies and procedures in effect for considering officers' expenses and perquisites; and

(g)	perform other oversight functions as requested by the Board.

5.6             Reporting Responsibilities

The Committee shall regularly update the Board about committee activities and any issues that arise with respect to the quality or integrity of the Corporation's financial statements, compliance with legal or regulatory requirements, the performance and independence of the external auditors or the internal audit function and make appropriate recommendations.

6.               Resources and Authority of the Committee to Engage Outside Advisors

The Corporation shall provide the Committee with the resources, and the Committee shall have the authority appropriate to discharge its responsibilities including the authority, to:

(a)	engage independent counsel and other outside advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors engaged by the Committee; and

(c)	communicate directly with the internal and external auditors.

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